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                      ROUND MOUNTAIN MINE TECHNICAL REPORT



NYE COUNTY, NEVADA, USA


Prepared by:

W. Hanson P.Geo

Vice President, Technical Services

Kinross Gold Corporation

March 30, 2006


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1.0      EXECUTIVE SUMMARY...................................................1-1

   1.1     INTRODUCTION......................................................1-1
   1.2     KEY METHODOLOGY CHANGES...........................................1-2
      1.2.1      VARIOGRAPHY.................................................1-2
      1.2.2      INTERPOLATION...............................................1-2
      1.2.3      CUTOFF GRADES - METALLURGICAL RECOVERIES....................1-3
      1.2.4      CLASSIFICATION..............................................1-3
   1.3     DESCRIPTION AND LOCATION..........................................1-3
   1.4     ACCESSIBILITY CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
              AND PHYSIOGRAPHY...............................................1-4
   1.5     PROJECT HISTORY...................................................1-4
   1.6     GEOLOGY...........................................................1-5
   1.7     DEPOSIT TYPE......................................................1-6
   1.8     MINERALIZATION....................................................1-6
   1.9     EXPLORATION.......................................................1-6
   1.10    DRILLING..........................................................1-6
   1.11    SAMPLING METHOD AND APPROACH......................................1-7
   1.12    SAMPLE PREPARATION, ANALYSIS AND SECURITY.........................1-8
   1.13    DATA VERIFICATION.................................................1-9
   1.14    ADJACENT PROPERTIES...............................................1-9
   1.15    MINERAL PROCESSING AND METALLURGICAL TESTING......................1-9
   1.16    MINERAL RESOURCE AND RESERVE ESTIMATE.............................-10
   1.17    CONCLUSIONS.......................................................-11

2.0      INTRODUCTION AND TERMS OF REFERENCE.................................2-1

   2.1     INTRODUCTION......................................................2-1
   2.2     TERMS OF REFERENCE................................................2-1
   2.3     GLOSSARY..........................................................2-2
   2.4     SCOPE AND OBJECTIVES..............................................2-2


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   2.5     REPORT BASIS......................................................2-2
   2.6     INDEPENDENT THIRD PARTY PARTICIPANTS..............................2-3
   2.7     STUDY PARTICIPANTS................................................2-3
   2.8     DISCLAIMER........................................................2-4

3.0      PROPERTY DESCRIPTION AND LOCATION...................................3-2

   3.1     LOCATION..........................................................3-2
   3.2     TITLE AND OWNERSHIP...............................................3-2
   3.3     PERMITTING........................................................3-5
   3.4     ROYALTIES.........................................................3-7

4.0      ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
            PHYSIOGRAPHY.....................................................4-1

5.0      PROJECT HISTORY.....................................................5-1

6.0      GEOLOGICAL SETTING..................................................6-1

   6.1     PRE-TERTIARY BASEMENT ROCKS.......................................6-1
   6.2     TERTIARY VOLCANIC ROCKS...........................................6-2
   6.3     TERTIARY VOLCANIC ROCKS...........................................6-3
   6.4     STRUCTURAL SETTING................................................6-5
   6.5     ROUND MOUNTAIN MINE GEOLOGY.......................................6-5
      6.5.1      GEOLOGIC SETTING............................................6-5
      6.5.2      BASEMENT ROCKS..............................................6-5
      6.5.3      VOLCANIC AND VOLCANICLASTIC ROCKS...........................6-6

7.0      DEPOSIT TYPE........................................................7-1

8.0      MINERALIZATION......................................................8-1

9.0      EXPLORATION.........................................................9-1


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10.0     DRILLING...........................................................10-1

11.0     SAMPLING METHOD AND APPROACH.......................................11-1

12.0     SAMPLE PREPARATION, ANALYSES AND SECURITY..........................12-1

   12.1    SAMPLE PREPARATION AND ANALYSES..................................12-1
      12.1.1     ROUND MOUNTAIN GOLD MINE ASSAY LAB ANALYSIS................12-3
      12.1.2     ALS-CHEMEX ANALYSIS........................................12-3
      12.1.3     BSI-INSPECTORATE ANALYSIS..................................12-3

13.0     QUALITY CONTROL PROGRAM............................................13-1

   13.1    STANDARDS........................................................13-2

14.0     DATA VERIFICATION..................................................14-1

15.0     ADJACENT PROPERTIES................................................15-1

16.0     MINERAL PROCESSING AND METALLURGICAL TESTING.......................16-1

   16.1    PROCESSING.......................................................16-1
   16.2    REUSABLE PAD.....................................................16-1
   16.3    DEDICATED PAD....................................................16-2
   16.4    MILL.............................................................16-3
   16.5    GRAVITY PLANT....................................................16-3

17.0     MINERAL RESOURCE AND RESERVE ESTIMATES.............................17-1

   17.1    MINERAL RESERVE AND RESOURCE STATEMENT...........................17-1
   17.2    GEOLOGIC MODELS..................................................17-2
   17.3    INTERPOLATION AND CLASSIFICATION CRITERIA........................17-3
   17.4    MODEL CHANGES....................................................17-6
   17.5    MODEL CONSTRUCTION PROCESS.......................................17-7

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   17.6    DENSITY.........................................................17-10
   17.7    MODEL VERIFICATION..............................................17-11
   17.8    RESERVE ESTIMATION..............................................17-13
   17.9    RISKS AND OPPORTUNITIES.........................................17-13

18.0     OTHER RELEVANT DATA AND INFORMATION................................18-1

19.0     INTERPRETATION AND CONCLUSIONS.....................................19-1

20.0     ADDITIONAL INFORMATION FOR OPERATING PROPERTIES....................20-1

   20.1    MINING...........................................................20-1
   20.2    RECOVERABILITY...................................................20-4
   20.3    TAXES............................................................20-5
   20.4    ECONOMIC ANALYSIS................................................20-5

21.0     REFERENCES.........................................................21-1





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                                 LIST OF TABLES


TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005...........1-1

TABLE 1-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005.......1-2

TABLE 3-1 LIST OF ENVIRONMENTAL AND OPERATIONAL PERMITS......................3-6

TABLE 10-1 SUMMARY OF DRILL HOLE DATABASE...................................10-1

TABLE 12-1 SUMMARY OF SAMPLE PREPARATION PROCEDURES.........................12-2

TABLE 13-1   QA/QC STANDARDS................................................13-2

TABLE 17-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005.........17-1

TABLE 17-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005.....17-2

TABLE 17-3 BLOCK MODEL DESCRIPTION..........................................17-3

TABLE 17-4 ESTIMATION TECHNIQUES BY ROCK TYPE...............................17-4

TABLE 17-5 GRADE ESTIMATION PARAMETERS FOR BLOCK MODELING...................17-5

TABLE 17-6 RESOURCE CLASSIFICATION CRITERIA.................................17-6

TABLE 17-7 SUMMARY OF TONNAGE FACTORS BY ROCK TYPE.........................17-11

TABLE 17-8 YEARLY RECONCILIATION OF TOTAL ORE (DEC05 MODEL) VS. SURVEY.....17-12

TABLE 22-1 - SUMMARY OF METALLURGICAL RECOVERY RATES........................20-4


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                                 LIST OF FIGURES


FIGURE 3-1 ROUND MOUNTAIN GOLD MINE PROPERTY LOCATION AND CLAIM MAP..........3-3

FIGURE 3-2 ROUND MOUNTAIN GOLD MINE SITE PLAN................................3-4

FIGURE 6-1 GEOLOGIC MAP OF ROUND MOUNTAIN GOLD MINE PIT......................6-8

FIGURE 6-2 LEGEND FOR GEOLOGIC MAP...........................................6-9

FIGURE 6-3 ROUND MOUNTAIN PIT STRATIGRAPHIC SECTION.........................6-10

FIGURE 6-4 GEOLOGIC CROSS SECTION ALONG 112,000 NORTH.......................6-11

FIGURE 9-1 PLAN VIEW - EXPLORATION DECLINE...................................9-2

FIGURE 10-1 ROUND MOUNTAIN DRILL PLAN.......................................10-2




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1.0     EXECUTIVE SUMMARY

1.1     INTRODUCTION

The Smoky Valley Common Operation (SVCO), a 50-50 joint venture between Kinross Gold Corporation (Kinross) and Barrick Gold Corporation (Barrick), owns and operates Round Mountain Gold Corporation (RMGC), operator of the Round Mountain mine in Nye County, Nevada. Kinross is the operating partner.

The following Technical Report has been prepared in support of the December 31, 2005 resource and reserve disclosure. This report has been prepared to comply with Canada's National Instrument 43-101.

Table 1-1 summarizes the Proven and Probable mineral reserve estimate for the Round Mountain mine as of December 31, 2005 at a gold price of US$ 400 per ounce.

       TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005

     -------------------------------- ----------- ----------- -------------
            CLASSIFICATION                TONS       GRADE        GOLD
                                       (X 1,000)   (AU OPT)     (OUNCES)
     -------------------------------- ----------- ----------- -------------
     Proven                             125,068      0.018      2,311,000
     Probable                           107,458      0.015      1,608,000
     -------------------------------- ----------- ----------- -------------
     PROVEN & PROBABLE                  232,526      0.017      3,918,000
     -------------------------------- ----------- ----------- -------------


Table 1-2 summarizes the Measured and Indicated mineral resource estimates (excluding mineral reserves) for the Round Mountain mine as of December 31, 2005 at a gold price of US $450 per ounce.


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     TABLE 1-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005

    -------------------------------- ------------ ------------ ------------
              CLASSIFICATION            TONNES        GRADE        GOLD
                                      (X 1,000)     (AU G/T)     (OUNCES)
    -------------------------------- ------------ ------------ ------------
    Measured                              13,039        0.019      243,000
    Indicated                             20,169        0.015      292,000
    -------------------------------- ------------ ------------ ------------
    MEASURED AND INDICATED                33,208        0.016      536,000
    -------------------------------- ------------ ------------ ------------

          NB MEASURED AND INDICATED RESOURCES ARE REPORTED EXCLUSIVE OF
                                MINERAL RESERVES

In addition to the Measured and Indicated mineral resources stated in Table 1-2, Round Mountain hosts an Inferred resource of 35.3 millon tons averaging 0.013 opt Au. Inferred resources are estimated at a gold price of US $450 per ounce.

The resource and reserve estimates described in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

1.2     KEY METHODOLOGY CHANGES

The following section summarizes key changes in estimation methodology relative to the historical estimation methods employed at Round Mountain and previously reported by Kinross.

1.2.1   VARIOGRAPHY

The variography was updated in 2005. Type2 oxide and sulfide were grouped together.

1.2.2   INTERPOLATION

The maximum composites used for interpolation was reduced from twelve to nine for the December 31, 2005 estimate


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1.2.3   CUTOFF GRADES - METALLURGICAL RECOVERIES

Cut-off grades and gold recoveries were updated resulting in destination changes for some ore. Based on increased operating costs for the Reusable Pad and higher projected recoveries for the Dedicated Pad the cut-over grade was raised from
0.013 opt Au to 0.026 opt Au. Sulfide waste/ore cut-off was raised from 0.010 opt to 0.016 opt gold.

1.2.4   CLASSIFICATION

The Measured and Indicated classification criteria were changed for the December 31, 2005 resource model. Previously all blocks require two holes within the qualifying search ellipse from the same sample population for Measured or Indicated classification. For the December 31, 2005 resource model, three holes are required within the qualifying search ellipse from the same sample population for Measured or Indicated classification.

1.3     DESCRIPTION AND LOCATION

The Round Mountain mine is located in Nye County, Nevada and can be accessed by State Highway 376, a paved two-lane highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north. The mine is located approximately 250 miles from the major metropolitan areas of Las Vegas and Reno, Nevada.

The Round Mountain Gold Mine currently operates as a conventional open pit that is approximately 8,200 feet long in the north-west, south-east direction and 5,000 feet wide in the north-east to south-west direction. The mining is conducted on 35-foot benches by electric shovels and front-end loaders paired with 150, 190 and 240 ton capacity haul trucks.

The Smoky Valley Common Operation controls the mineral and surface rights of the mine through the ownership of 109 patented lode claims, 2,689 unpatented lode claims, and 355 unpatented placer claims. The total area of mineral rights controlled by these claims is 52,384 acres.


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1.4     ACCESSIBILITY CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the site is provided by paved highway or by charter aircraft. A paved airstrip, suitable for small aircraft is maintained near the mine site.

The mine is supported by the local communities of Hadley and Carvers, which provide most of the housing for mine personnel. Sierra Pacific Power Co. provides electrical power to the mine. There are sufficient surface and water rights to support all current and forecasted mining at the site.

The mine area straddles the transition between the floor of the Big Smoky Valley and the adjacent Toquima Range. Mine site elevations vary between 5,800 to 6,800 feet above sea level.

The Round Mountain Gold Mine lies within an arid, high desert setting. Average annual precipitation in the Big Smoky Valley is approximately five to seven inches with most of that total falling during the winter months (December - March). Snow is common at the valley floor, but rarely remains on the ground for more than a few days. Temperatures range from 10(Degree) to 105(0)F.

1.5     PROJECT HISTORY

The first recorded gold production from the Round Mountain District was in 1906. Approximately 350,000 ounces of gold was produced from 1906 through to 1969. The SVCO was formed in 1975 to operate the mine. Copper Range Co held a 50% interest and Felmont Oil Co. and Case Pomeroy Co. each held a 25% interest in the original SVCO.

Commercial production commenced in 1977. Since that time, over 10.2 million ounces of gold has been produced from the mine.

Homestake Mining Company acquired a 25% interest in the mine in 1984. Echo Bay Mines Inc. acquired a 50% interest in 1985. On July 1, 2000, Homestake increased its interest in the Round Mountain Mine to 50%


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Barrick Gold Corporation completed a merger with Homestake Mining Company in
2001 thereby acquiring the Homestake's 50% interest in the mine. Kinross acquired a 50% interest in 2003, a result of the Kinross, TVX Gold Inc. Echo Bay merger.

1.6     GEOLOGY

The deposit is underlain by highly deformed sedimentary rocks of Cambrian through Permian age that have been intruded and locally metamorphosed by several granitic plutons of Cretaceous age. These rocks are in turn overlain by a sequence of Oligocene to Miocene age rhyolitic ash-flow tuffs that were erupted from a number of exposed and buried caldera sources.

Paleozoic sedimentary rocks occur as a series of stacked thrust sheets. These units are dominated by marine clastic and carbonate rocks including argillite, siltstone, quartzite, carbonates (limestone and dolomite), phyllite and schist. which place Cambrian rocks over Ordovician rocks. A minimum of three thrust sheets, placing Cambrian and Ordovician rocks over Permian rocks have been recognized. Deformation likely began in the late Paleozoic and continued through the Mesozoic. The Paleozoic sediments are intruded by several granitic plutons of Cretaceous age.

The basement rocks are overlain by Oligocene to early Miocene aged rhyolitic ash flow tuffs that originated from a number of eruptive centers in the Toquima and Toiyabe Ranges.

The Round Mountain Caldera (RMC) is one of the most prominent geologic features of the southern Toquima Range. The overall dimensions of the RMC are unknown as most of the caldera is covered by alluvium and Basin and Range faulting has offset the western portion. The upper and lower Tuffs of Round Mountain were erupted from the RMC at approximately 26.5 Ma.

The geology of the Round Mountain Mine consists of a thick sequence of intracaldera Oligocene ash flow tuffs and volcaniclastic rocks resting upon pre-


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Tertiary basement rocks. The caldera margin is buried, but in the pit area is well defined by a progressively steeper dipping arcuate contact between the volcanic rocks and older basement rocks. The caldera margin and caldera-related structures provided the structural ground preparation for the hydrothermal system that introduced gold mineralization. The primary host rocks for gold mineralization are the volcanic rocks. A minor amount of ore occurs in the Paleozoic rocks along the caldera margin.

1.7     DEPOSIT TYPE

The Round Mountain Gold deposit is a very large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit.

1.8     MINERALIZATION

Gold mineralization within the Round Mountain deposit occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units host the mineralization. Primary sulfide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures.

1.9     EXPLORATION

There is no current surface exploration that is material to this report.

1.10    DRILLING

The current drill hole database for the open pit reserve contains a total of 4,710 drill holes 4,403 of which are reverse circulation (RC) drill holes with the remaining 307 being diamond core holes.


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A separate database is maintained for dump drilling that contains an additional
1,512 drill holes.

In 2005, a total of 502 holes were completed to upgrade Inferred resources external to and beneath the current pit design to Measured and Indicated resources. The majority of the drilling is vertical, with angle holes used where vertical structures are anticipated. All dump holes are drilled vertical.

The collars of all drill holes are initially located by mine surveyors and surveyed again upon completion of the hole. Down-hole surveys are routinely measured for any hole over 500 feet long or all angle holes. All down-hole surveying is completed as a gyroscopic directional survey. Experience has demonstrated that there is very little drill deviation in vertical holes less than 500 feet in depth.

All holes are sampled on five-foot intervals and "chipboards" are constructed for each drill hole with a sample from each interval glued to boards representing the complete hole. The chipboards are stored on site and are available for reference purposes and logging of geologic properties.

1.11    SAMPLING METHOD AND APPROACH

Sample data for the reserve model is derived primarily from conventional, reverse circulation rotary and HQ-size core drilling. Holes are initially drilled on approximate 200-foot centers to define the deposit limits. In-fill drilling is completed on centers of 140-foot or less to develop Measured and Indicated resources.

Reverse circulation drill cuttings are passed through a wet rotary splitter to collect a 10 to 15 pound sample for each 5-foot interval. A sampling technique, which uses flocculent to settle drill cuttings, has been employed to capture very fine-grained material and assure sample integrity. This technique captures nearly 100% of the rock material generated during the drilling process. Core samples are split with a rock saw, with half the sample assayed, and the other half stored for reference.


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Samples are delivered to either the Round Mountain Gold Mine's in-house lab or a major commercial lab for gold assaying. Leco total sulfur is also determined for all drill samples.

1.12    SAMPLE PREPARATION, ANALYSIS AND SECURITY

All samples collected from drill holes are prepared and assayed by either Round Mountain Gold Mine assay laboratory or a commercial outside lab (BSi and Chemex). The laboratory chemists and technicians of the mine assay laboratory are employees of Round Mountain Gold Corporation. The mine laboratory is not certified by any standards association but regularly participates in a round robin assay program with other mine labs to check quality. The two commercial laboratories are ISO-9002 certified.

Samples are loaded into bins at the drill site (RC holes) or in the core shed after splitting (core holes). BSi and Chemex sent trucks to collect samples from the mine site; for the RMGC lab, bins were delivered to the lab by drillers and Geology department personnel. The Round Mountain assay laboratory is located within the mine site security fence and access to the lab is restricted to authorized personnel.

The sample preparation procedures are considered normal for a gold assay. Samples are dried, crushed and pulverized prior to splitting the sample aliquot for analysis. Minor differences exist in the sample preparation specifications for the three labs but these are not considered material.

Analyses at the external labs uses a standard fire assay (lead collecting agent) with an Atomic Adsorption finish. The Round Mountain lab uses a bismuth collecting agent with a standard fire assay gravimetric finish.


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1.13    DATA VERIFICATION

The model database consists of a collection of data from surface mapping and drill holes, including, lithology, mineralization, alteration, structure, oxidation, survey data, assay data, and rock density information. This data is imported into a Vulcan ISIS database, which is used for resource estimation.

The primary drill file is composed of assays and logged information. Assay results are loaded directly from lab results and a visual check is performed. The logged data from the drilling is hand entered by technical staff and reviewed upon final compilation. The surveyed collar location and down-hole survey trace of each drill hole is verified through visual inspection, reference to original logs and plotting of drill holes on a set of plans and cross-sections. The Vulcan database is checked for overlapping intervals, duplicate assays, survey errors, and to determine if any errors were generated during the transfer and import process.

Kinross and Round Mountain Gold Corporation are confident that the database supporting the December 31, 2005 resource model is free of gross errors or omissions.

1.14    ADJACENT PROPERTIES

There are no other producing mines in the area. Several former producing mines have operated in the past but these have all been exhausted. The Gold Hill deposit (also part of the SVCO) is located within 3 miles of the Round Mountain pit.

1.15    MINERAL PROCESSING AND METALLURGICAL TESTING

The metallurgical characteristics of the various ore types at the Round Mountain Gold Mine were developed through mill, reusable pad and dedicated pad experience and extensive test work performed at the Round Mountain Gold Mine laboratory and other accredited laboratories. These characteristics are well understood.


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1.16    MINERAL RESOURCE AND RESERVE ESTIMATE

The mineral resource and reserve estimates for the Round Mountain Gold Mine were calculated by the Round Mountain Technical Services Group, under the direction of Frank K. Fenne, P.G, Technical Services Manager of Round Mountain Gold Corporation and W. Hanson, P.Geo, Vice-President of Technical Services for Kinross Gold Corporation.

The estimates were made by creating a three-dimensional block model using Vulcan mine planning software.

A three-dimensional geologic model was initially constructed with wire-frame triangulation modeling techniques. Topography, fault boundaries, ore zones, rock type and alteration zones were modeled.

Assay data was composited in Vulcan using a bench composite routines. Assays for drill holes dipping steeper than 45 degrees were composited into 35-foot bench composites. Assays collected from drill holes with a measured dip less than 45 degrees were composited using 35- foot run-length composites. Gold grade and Leco sulfur concentrations were calculated as weight averaged composites, where rock type, alteration and logged oxidation state are composited based on a majority code basis.

Multi-directional variograms were developed from the composite data. Gold grades in the block model were estimated from drill hole bench composites using ordinary kriging and discriminator kriging.

Resource classification is based on the search ellipses developed from the variograms. A minimum of three holes are required within the qualifying search ellipse from the same sample population to be classified as Measured or Indicated.

Raw sample grades are capped at 0.75 opt Au prior to compositing.


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Geological data (lithology, alteration, structure, etc. is coded into the model blocks based on the three-dimensional wireframes. Analytical data (assays) are interpolated into the model blocks using the variograms that are developed for individual model domains (lithology, alteration, weathering). Only composites within a given domain are used to estimate the grade of that domain. Grade interpolation is by ordinary Kriging. After interpolation, the block model is reviewed and tested by Round Mountain's Technical Group to verify the model interpolation.

1.17    CONCLUSIONS

The drilling completed during 2005 successfully upgraded the previously identified Inferred resource to Measured and Indicated status.

The resource and reserves estimates outlined in this documented are based on a geological and analytical database that is free of gross errors or omissions based on the verification work completed by the Round Mountain Technical Group.

The gold price assumptions used in completing the estimates herein are consistent with industry best practices and are considered to be conservative based on current market conditions.

The operating and capital cost estimate used to estimate the Proven and Probable reserves originate from the operating history of the Round Mountain mine.

Metallurgical recovery assumptions are also developed from the mine's operating history and are consistent with life of mine operating experience.

The design pit used to estimate Proven and Probable reserves is developed from a Whittle optimization of the resource model that assumed operating costs consistent with those used to estimate Proven and Probable reserves. The design pit was completed recognizing minimum mining width constraints for a pit


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layback based on the current mining fleet configuration in use at Round
Mountain.

A detailed Life-of mine (LOM) schedule has been developed segregating Proven and Probable reserves by rock type and process stream destination. This LOM schedule has been imported into a Discounted Cash Flow analysis to confirm the proposed pit expansion is profitable.











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2.0     INTRODUCTION AND TERMS OF REFERENCE

2.1     INTRODUCTION

The mineral resource and mineral reserve estimates summarized in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves as required by Canada's National Instrument 43-101. This report has been prepared by:

W. Hanson, P.Geo, Vice-President, Technical Services, Kinross Gold Corporation.

Mr. Hanson has personally visited the Round Mountain mine on several occasions and has worked with Round Mountain's Technical Group in estimating the resources and reserves disclosed herein .

This report has been prepared in support Kinross Gold Corporations (Kinross') December 31, 2005 resource and reserve disclosure. The resources and reserves are based on an updated resource model prepared in December 2005 that includes drill results collected during the 2005 exploration program.

Round Mountain has been actively mined since 1977. The costs used in this study reflect the operational experience at the mine site and are developed from Round Mountains Budget process.

2.2     TERMS OF REFERENCE

All units of measure (distance, area, etc,) unless otherwise noted are in English units of measure.

All monetary units are expressed in terms of December 2005 US dollars unless otherwise specified.


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2.3     GLOSSARY

KTS     Kinross Technical Services

KWh/T   kilowatt-hours per Ton

M       million

MTpa    million tons per annum

MW      megawatts

opt     ounces per Ton

oz(s)   troy ounce(s)

ROM     run of mine

T       ton

Tpa     Tons per annum

Tpd     Tons per day

Tph     Ton per hour

2.4     SCOPE AND OBJECTIVES

This report is prepared in support of Kinross' December 31, 2005 resource and reserve estimate for the Round Mountain Mine.

2.5     REPORT BASIS

This Technical Report is based on costs and financial analyses completed by Round Mountain Gold Corporation. The resource model and reserve estimate have been prepared by the Round Mountain Technical Group. Reserve estimates are based on a life of mine mine plan within a design pit based on an optimized pit shell estimated by Whittle 4X(C) at an assumed gold price of US$ 400 per ounce.


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The underlying data supporting the reserve estimate has been verified for accuracy by Round Mountain's Technical Group. No errors have been noted.

The lead author of this report has personally visited the project on several occasions. During the visits, the author has reviewed the estimation methodology used by the Round Mountain Technical Group as well as the modifying factors to convert resources to reserves.

2.6     INDEPENDENT THIRD PARTY PARTICIPANTS

The following independent consultants have contributed indirectly to this report:

Call & Nicholas Inc.                       Geotechnical Study

Water Management Consultants Inc           Pit dewatering

2.7     STUDY PARTICIPANTS

The following employees of Kinross have contributed to the report:

F, Fenne, P.G. RMGC Tech Services Mgr.     Overall Supervision

B. Thieking, RMGC Eng. Supt.               Mining / Cost Estimation

D. Emmons, RMGC Chief Geologist            Geology

S. Johnson, RMGC Sr. Geologist             Resource Modeling


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2.8     DISCLAIMER

This document has been prepared by Kinross Gold Corporation's Technical Services Department (KTS). The document summarizes the professional opinion of the author(s) and includes conclusions and estimates that have been based on professional judgement and reasonable care. Said conclusions and estimates are consistent with the level of detail of this study and based on the information available at the time this report was completed. All conclusions and estimates presented are based on the assumptions and conditions outlined in this report. This report is to be issued and read in its entirety. Written or verbal excerpts from this report may not be used without the express written consent of the author(s) or officers of Kinross Gold Corporation.






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3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     LOCATION

The Round Mountain Gold Mine is located in northern Nye County, Nevada approximately 55 miles north of the county seat of Tonopah (FIGURE 3-1). The mine is located in all or parts of Sections 13, 23, 24, 25, 26, 35, and 36 of T10N, R43E; Sections 18, 19, 20, 29, 30, and 31 of T10N, R44E; Section 6 of T9N, R44E; and Sections 1 and 2 of T9N, R43E, Mount Diablo Meridian. The Round Mountain Gold Mine property as defined by the operating permit boundary encompasses 7,263 acres.

3.2     TITLE AND OWNERSHIP

The Smoky Valley Common Operation controls the mineral and surface rights of the mine through the ownership of 109 patented lode claims, 2689 unpatented lode claims, and 355 unpatented placer claims in a series of claim blocks located between Gold Hill, Round Mountain, and Manhattan (Figure 3-1). The total area of mineral rights controlled by these claims is 52,384 acres. These claims are listed in Appendix 1. The patented claims are held as private property (fee simple) and are legally surveyed. Most of the reserves are located on patented claims. The unpatented claims are held under the 1872 Mining Law (as amended) and are subject to annual filing requirements and claim maintenance fees. The majority of the unpatented claims are located on land administered by the Bureau of Land Management; the remainder is located on land administered by the U. S. Forest Service. The unpatented claims are accurately located but not legally surveyed. Round Mountain will retain ownership of all the claims noted provided the mine meets the necessary maintenance requirements. The location of the open pit and supporting infrastructure is illustrated in FIGURE 3-2.


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       FIGURE 3-1 ROUND MOUNTAIN GOLD MINE PROPERTY LOCATION AND CLAIM MAP





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                  FIGURE 3-2 ROUND MOUNTAIN GOLD MINE SITE PLAN









                                   [PICTURE]








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3.3     PERMITTING

The property is subject to no known environmental liabilities or mitigative measures. Reclamation and closure planning is discussed under Section 16.

All environmental permitting is current and in order. A current list of the active operational and environmental permits currently maintained at the site is provided in TABLE 3-1.






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
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
                                      TABLE 3-1 LIST OF ENVIRONMENTAL AND OPERATIONAL PERMITS

----------------------------------------- -------------------- -------------------------------------------------------------------
         FEDERAL / STATE AGENCY                   ITEM                                     DESCRIPTION
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-45089         Right-of-way for Water Pipeline
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-46058         Right-of-way for Public Airport Lease
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-49546         Right-of-way for Water Pipeline
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-53136         Right-of-way for 3 Airport Drainage Ditches
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-54034         Right-of-way for Access Road
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-54310         Right-of-way for Temporary Use Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-55285         Right-of-way for Equipment Access Road
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                     N-46508         Right-of-way for County Road
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM Tonopah                                    N65-87-003       RMGC Plan of Operations - as per most recent amendment
----------------------------------------- -------------------- -------------------------------------------------------------------
BLM-Minerals Management Service                NEV-46200        Geothermal Lease for Well
----------------------------------------- -------------------- -------------------------------------------------------------------
EPA                                            EPA-REFRIG       EPA refrigerant Certification Compliance Statement
----------------------------------------- -------------------- -------------------------------------------------------------------
EPA                                           NVD982504664      EPA Hazardous Waste Activity Identification Number
----------------------------------------- -------------------- -------------------------------------------------------------------
US Army Corps of Engineers                     199400667        Jurisdictional Determination of No Waters of the US,
----------------------------------------- -------------------- -------------------------------------------------------------------
USFS                                             4090-2         Special Use Permit for Jett Canyon Dam and Pipeline
----------------------------------------- -------------------- -------------------------------------------------------------------
USFS                                             4090-3         Special Use Permit for Jett Canyon Road
----------------------------------------- -------------------- -------------------------------------------------------------------
USFS                                        4090-4 (4090-1)     Special Use Permit for Round Mountain Water System
----------------------------------------- -------------------- -------------------------------------------------------------------
US Dept of Transportation                 Haz Mat Registration  DOT Hazardous Materials Registration
----------------------------------------- -------------------- -------------------------------------------------------------------
US Treasury Dept, BATF                       FEL 9-NV-12107     Manufacturer of High Explosives License/ Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Air Quality                             AP1041-0444       Class II Air Quality Operating Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Air Quality                                27-Mar         Open Burn Permit for Safety Training Activities
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Water Pollution Control                  GNVR300000       General Storm Water Discharge Permit-Manhattan
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Water Pollution Control                   NEV97018        Individual Septic System Discharge Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Water Pollution Control                  UNEV87056        Underground Injection Control Permit (Geothermal)
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Water Pollution Control                   NEV91030        Pit Dewatering Discharge Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP-BMRR                                       NEV87052        Water Pollution Control Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP-BMRR                                       NEV88013        Water Pollution Control Permit-Manhattan
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP-BMRR                                          60           Reclamation Permit-Round Mountain Mine
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP-BMRR                                          52           Reclamation Permit-Manhattan Mine
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP-BMRR                                    GNV041995-HGP4     Bioremediation Facility General Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP-BMRR                                   GNV041995-HGP32     Bioremediation Facility General Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Health                               NY-2535-12NCNT     RMGC Public Water System (Potable Water)
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Health                               13-11-0097-01      Radioactive Materials License
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-386          South Ded ADR Process Pond #2
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-417          South Ded Plant Storm Pond
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-441          South Ded ADR Process/Storm Ponds
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-459          Tailings Impoundment
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-462          Storm Pond at Tailings Facility
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-469          West Dedicated Phase I Ponds
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-470          Gravity Plant Sediment Ponds
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-496          West Dedicated Phase I Ponds
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-511          West Dedicated Phase II Ponds
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-526          Upper Pit Dewatering Pond
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-527          Lower Pit Dewatering Pond
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                          J-539          West Ded Pad Phase III Event Pond
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada  Water Resources                       Water Rights      Various water right appropriations
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada State Fire Marshal                     13-99-0094-P      Nevada Hazardous Materials Storage Permit
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada Dept of Wildlife                         S-26669         Industrial Artificial Pond Permit - CN Leach
----------------------------------------- -------------------- -------------------------------------------------------------------
Nevada Dept of Wildlife                         S-20676         Industrial Artificial Pond Permit-Mill & Tailings
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Waste Management                         SWMI-13-47       Class III Landfill Waiver-SVCO Landfill
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Waste Management                         SWMI-13-83       Class III Landfill Waiver-SVCO Landfill
----------------------------------------- -------------------- -------------------------------------------------------------------
NDEP- Waste Management                        SWMI-13-100       Class III Landfill Waiver-SVCO N2 Tire Dump
----------------------------------------- -------------------- -------------------------------------------------------------------


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3.4     ROYALTIES

The Round Mountain Gold Mine is bound by the Ordrich Agreement dated October 1, 1986. The terms of the agreement provide that Ordrich Gold Reserve Company is entitled to a net smelter return royalty on all mineral produced from the mine. The royalty rate increases, on a straight-line basis, from a minimum rate of 3.5% of gold revenues, at prices of $320 per troy ounce of gold or less, to a maximum of 6.4% of gold revenues, at prices of $440 per troy ounce of gold or more. During 2005, the royalties paid to Ordrich Gold Reserve Company averaged 6.35% (the maximum allowed per the agreement) of revenues. In addition, Kinross' share of metal production (50%) from the Round Mountain Gold Mine is subject to a 3.0% royalty on gross revenue, payable to Louisiana Land and Exploration Company.









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4.0     ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The mine site is accessed by State Highway 376, a two-lane highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north. The mine is located approximately 250 miles from the major metropolitan areas of Las Vegas and Reno, Nevada. The mine is supported by the local communities of Hadley and Carvers, which provide most of the housing for mine personnel. Sierra Pacific Power Co. provides electrical power to the mine. There are sufficient surface and water rights to support all current and forecasted mining at the site.

The mine area straddles the transition between the floor of the Big Smoky Valley and the adjacent Toquima Range. Mine site elevations vary between 5,800 to 6,800 feet above sea level. Elevations in the Big Smoky Valley and Toquima Range vary from 5,800 feet in the valley floor to 11,941 feet at the summit of Mount Jefferson.

The Round Mountain Gold Mine lies within an arid, high desert setting. Average annual precipitation in the Big Smoky Valley is approximately five to seven inches with most of that total falling during the winter months (December - March). Snow is common at the valley floor, but rarely remains on the ground for more than a few days. Afternoon thunderstorms are common in the late summer months. Local rainfall can be extreme and flash flood events are not uncommon in the region. Temperature range can be extreme, with average daily fluctuations exceeding 40(Degree)F. Winter temperatures are typically 10 to 20(Degree)F at night and 30 to 50(Degree)F during the day. Rarely (typically less than 10 days per year), winter low temperatures can fall below 0(Degree)F. Summer temperatures vary from 40 to 55(Degree)F at night to 90 to 105(Degree)F during the day.


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5.0     PROJECT HISTORY

The first recorded gold production from the Round Mountain District was in 1906. Historic production from 1906 through 1969 based on U.S. Bureau of Mines records was 346,376 ounces of gold and 362,355 ounces of silver (Tingley and Berger, 1985). Actual unreported production was probably significantly higher. Early important companies actively mining in the district were the Round Mountain Mining Co., the Fairview Round Mountain Mining Co., the Round Mountain Daisy Mining Co., the Round Mountain Sphinx Co., the Round Mountain Red Top Co., and the Round Mountain Red Antelope Mining Co. Prior to 1929, Nevada Porphyry Mines, Inc. consolidated many of the claims and controlled most of the district. Nevada Porphyry Mines and the A. O. Smith Corp. investigated the bulk tonnage potential of property in 1929 and 1936-1937, respectively. In 1946 through 1962, the Yuba Consolidated, Fresnillo, and Consolidated Goldfields developed and mined the placer deposits flanking Round Mountain and Stebbins Hill.

At some time between 1962 and 1969, the Ordrich Gold Reserve Company acquired control of the property from Nevada Porphyry Gold Mines. In 1969, Copper Range Co. leased the property.

The Smoky Valley Common Operation was formed in 1975 to operate the mine. This was initially a joint venture in which Copper Range held a 50% interest and Felmont Oil Co. and Case Pomeroy Co. each held a 25% interest.

Commercial production commenced in 1977. In 1984, Homestake Mining Company acquired the Felmont Oil interest in the operation and, in 1985; Echo Bay Mines Inc. acquired the Copper Range interest. Effective July 1, 2000, Homestake increased its interest in the Round Mountain Mine from 25% to 50% when it acquired the Case Pomeroy interest. Effective December 14, 2001 Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake's 50% interest in the mine. On January 31,


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2003, the shareholders of Echo Bay Mines Ltd. approved a plan to merge with
Kinross Gold Corporation and TVX Gold Inc. As a result, control of Round Mountain Gold Corporation was conveyed to Kinross Gold Corporation.

Since 1977, development drilling has continued and the reserve base has been significantly expanded and refined. As a result, the total mining rate (ore and waste) increased in a step-wise fashion from 6,000 tons per day in 1976 to an average of 303,188 tons per day in 1999. The production rate for 2005 averaged 259,000 tons per day. The decision to construct a mill to process sulfide ores resulted in a significant increase in reportable reserves in the early 1990's.

In 2005, total gold production was 736,886 ounces. Over 10.2 million ounces have been produced since 1976.




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6.0     GEOLOGICAL SETTING

The Round Mountain Gold Mine is located along the western flank of the southern Toquima Range within the Great Basin sub-province of the Basin and Range province of western North America. The Basin and Range physiographic province is characterized by generally north-south trending block faulted mountain ranges, separated by alluvium-filled valleys. The Great Basin sub-province is specifically characterized by internal drainage. Topographic relief varies across the Basin and Range, from 1,500 feet to in excess of 5,000 vertical feet. Structural relief throughout the Basin and Range commonly exceeds topographic relief.

6.1     PRE-TERTIARY BASEMENT ROCKS

The southern Toquima Range is underlain by highly deformed sedimentary rocks of Cambrian through Permian age that have been intruded and locally metamorphosed by several granitic plutons of Cretaceous age. These rocks are in turn overlain by a sequence of Oligocene to Miocene age rhyolitic ash-flow tuffs that were erupted from a number of exposed and buried caldera sources.

Paleozoic sedimentary rocks of the southern Toquima Range consist of the Cambrian Harkless Formation, Mayflower Schist, and Gold Hill Formation, the Ordovician Zanzibar Formation and Toquima Formation, and the Permian Diablo Formation. These rocks occur as a series of stacked thrust sheets and are best exposed in the Manhattan district approximately 15 miles south of Round Mountain. Rock types within these units are dominated by marine clastic and carbonate rocks including argillite, siltstone, quartzite, carbonates (limestone and dolomite), phyllite and schist. It is generally difficult to distinguish individual units, as similar lithologies occur throughout the section. Additional complications include the presence of multiple thrust sheets, which place Cambrian rocks over Ordovician rocks. A minimum of three thrust sheets are recognized by Shawe (1999) and the youngest sheet probably places Cambrian and Ordovician units


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over Permian rocks. Deformation likely began in the late Paleozoic (correlative with the Roberts Mountain Allocthon in Devonian time) and continued through the Mesozoic (Sevier orogeny).

The Paleozoic sedimentary rocks of the southern Toquima Range are intruded by several granitic plutons of Cretaceous age. The Round Mountain Pluton (75 to 83
Ma), a lobe of the Shoshone Peak Batholith crops out along the east pit wall of the Round Mountain Mine and forms the east wall of the Round Mountain caldera. At least two other granitic plutons are present in the southern Toquima Range, including the Belmont Lobe of the Shoshone Peak Batholith (82-84 Ma) and Pipe Springs (75 to 80 Ma) Pluton. The Round Mountain Pluton is also intruded by a sequence of Tertiary dikes, dated at approximately 34 Ma.

6.2     TERTIARY VOLCANIC ROCKS

The basement rocks of the Toquima Range are overlain by a sequence of rhyolitic ash flow tuffs that originated from a number of eruptive centers in the Toquima and Toiyabe Ranges. These tuffs are part of a belt of Oligocene and early Miocene silicic ash flow tuffs that extend from the Marysvale volcanic field in south-central Utah to a poorly defined western terminus near the Nevada-California border, in the vicinity of Reno (Boden, 1986; Stewart et al., 1977).

The eruptive sources for these tuffs include a number of exposed and buried calderas in the Toquima and Toiyabe ranges. Known sources include the Dry Canyon (37 Ma), Northumberland (32 Ma), Toquima (27 to 24 Ma) and Manhattan (25 Ma) caldera and caldera complexes.

The most prominent geologic features of the southern Toquima Range are the Toquima Caldera Complex (TCC) and the closely related Round Mountain Caldera
(RMC). The TCC consists of at least three, and as many as six nested calderas that erupted in the time period between 29.6 and 23 Ma (Boden, 1986, Henry, 1997). A minimum of 350 km(3) of rhyolitic ash flow tuff was erupted during


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this time period. At least three generations of rhyolitic domes intrude the margins of the TCC (27.1 Ma, 26.9 Ma, and 26.5-26.6 Ma) (Henry, 1997). The largest of the nested calderas is the Moores Creek-lower Mount Jefferson Caldera (Henry, 1997) which measures approximately 20 km by 30 km and is elongate along a N50(0)W axis. The southwestern margin of the TCC closely follows the contact between the Paleozoic sedimentary rocks and the Cretaceous-age Shoshone Peak Batholith. The Tuff of Moores Creek, lower Tuff of Mount Jefferson and lower Tuff of Trail Canyon were erupted from this caldera at approximately 26.9 Ma (Henry, 1997). The upper Tuff of Mount Jefferson (Boden, 1986) was erupted from the 26.7 Ma Mount Jefferson Caldera (MJC) which occupies the central portion of the TCC.

The Round Mountain Caldera (RMC) is located approximately three miles southwest of the southwestern margin of the TCC. The overall dimensions of the RMC are unknown as most of the caldera is covered by alluvium and Basin and Range faulting has offset the western portion. The upper and lower Tuffs of Round Mountain were erupted from the RMC at approximately 26.5 Ma (Henry et al., 1996 and 1997).

The Manhattan Caldera is centered approximately five miles south of the Round Mountain Gold Mine. Intracaldera tuffs of the Manhattan Caldera are dated at approximately 25 Ma (Shawe, 1999). The Manhattan caldera, like the TCC, is elongate along a N50(0)W axis.

6.3     TERTIARY VOLCANIC ROCKS

The basement rocks of the Toquima Range are overlain by a sequence of rhyolitic ash flow tuffs that originated from a number of eruptive centers in the Toquima and Toiyabe Ranges. These tuffs are part of a belt of Oligocene and early Miocene silicic ash flow tuffs that extend from the Marysvale volcanic field in south-central Utah to a poorly defined western terminus near the Nevada-California border, in the vicinity of Reno (Boden, 1986; Stewart et al., 1977).


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The eruptive sources for these tuffs include a number of exposed and buried calderas in the Toquima and Toiyabe ranges. Known sources include the Dry Canyon (37 Ma), Northumberland (32 Ma), Toquima (27 to 24 Ma) and Manhattan (25 Ma) caldera and caldera complexes.

The most prominent geologic features of the southern Toquima Range are the Toquima Caldera Complex (TCC) and the closely related Round Mountain Caldera
(RMC). The TCC consists of at least three, and as many as six nested calderas that erupted in the time period between 29.6 and 23 Ma (Boden, 1986, Henry, 1997). A minimum of 350 km(3) of rhyolitic ash flow tuff was erupted during this time period. At least three generations of rhyolitic domes intrude the margins of the TCC (27.1 Ma, 26.9 Ma, and 26.5-26.6 Ma) (Henry, 1997). The largest of the nested calderas is the Moores Creek-lower Mount Jefferson Caldera (Henry,
1997) which measures approximately 20 km by 30 km and is elongate along a N50(0)W axis. The southwestern margin of the TCC closely follows the contact between the Paleozoic sedimentary rocks and the Cretaceous-age Shoshone Peak Batholith. The Tuff of Moores Creek, lower Tuff of Mount Jefferson and lower Tuff of Trail Canyon were erupted from this caldera at approximately 26.9 Ma (Henry, 1997). The upper Tuff of Mount Jefferson (Boden, 1986) was erupted from the 26.7 Ma Mount Jefferson Caldera (MJC) which occupies the central portion of the TCC.

The Round Mountain Caldera (RMC) is located approximately three miles southwest of the southwestern margin of the TCC. The overall dimensions of the RMC are unknown as most of the caldera is covered by alluvium and Basin and Range faulting has offset the western portion. The upper and lower Tuffs of Round Mountain were erupted from the RMC at approximately 26.5 Ma (Henry et al., 1996 and 1997).

The Manhattan Caldera is centered approximately five miles south of the Round Mountain Gold Mine. Intracaldera tuffs of the Manhattan Caldera are dated at


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approximately 25 Ma (Shawe, 1999). The Manhattan caldera, like the TCC, is elongate along a N50(0)W axis.

6.4     STRUCTURAL SETTING

The Toquima and Toiyabe ranges as well as the Big Smoky Valley are typical expressions of basin and range extensional faulting. Caldera volcanism is the earliest expression of Basin and Range extension in southwestern Nevada, beginning at approximately 34 Ma (Seedorf, 1991) and continuing to the present time. Maximum extension and volcanism in the Toquima and Toiyabe Ranges occurred in the time period between 30 to 16 Ma. Extension is likely related to movement in the Walker Lane, a N50(0)W belt of right-lateral strike-slip faulting along the eastern flank of the Sierra Nevada Range.

6.5     ROUND MOUNTAIN MINE GEOLOGY

6.5.1   GEOLOGIC SETTING

The geology of the Round Mountain Mine consists of a thick sequence of intracaldera Oligocene ash flow tuffs and volcaniclastic rocks resting upon pre-Tertiary basement rocks (FIGURES 6-1, 6-2, 6-3). The caldera margin is buried, but in the pit area is well defined by a progressively steeper dipping arcuate contact between the volcanic rocks and older basement rocks. The caldera margin and caldera-related structures provided the structural ground preparation for the hydrothermal system. The primary host rocks for gold mineralization are the volcanic rocks. A minor amount of ore occurs in the Paleozoic rocks along the caldera margin.

6.5.2   BASEMENT ROCKS

Basement rocks consist of Paleozoic metasedimentary rocks and Mesozoic granitic intrusive rocks. The Round Mountain Pluton (rock Type 8), a medium grained biotite granite, forms the east wall of the caldera and crops out on the east pit wall. Paleozoic metasedimentary rocks (rock Type 4) form the north wall


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of the caldera and crop out along the north pit wall. The Paleozoic rocks are deformed and variably metamorphosed as quartzites, argillites and limestones of the Mayflower Schist, the Gold Hill Formation, and the Zanzibar Limestone.

6.5.3   VOLCANIC AND VOLCANICLASTIC ROCKS

The Round Mountain caldera formed with the eruption of the Tuff of Round Mountain. This tuff is divided into two informal members (Henry, et al., 1997). Ar(40)/Ar(39) age dating indicates that both units erupted and caldera collapse occurred at 26.5 Ma (Henry et al., 1997). The lower member (rock Type 3), which is moderately to densely welded, is lithic-rich and contains intercalated volcaniclastic sediments and lenses of debris flows and surge deposits. This member is at least 1800 feet thick.

The upper member (rock Types 1, 9, and 2) is a single cooling unit that consists of an upper poorly welded tuff, a middle densely welded tuff, and a lower poorly welded tuff. The upper, poorly welded zone is only locally preserved where it has been down-dropped and covered due to basin and range faulting. The upper member is up to 1,300 feet thick with the unit thickening towards the west and the caldera center. Along the east side of the caldera margin, the lower, poorly welded zone commonly contains thick debris flows of granite lithic fragments.

The Stebbins Hill sequence (rock Type 33) of volcaniclastic rocks, thin ash flows and air fall tuffs, finely laminated, lake beds, silicified breccias and minor sinters overlie the Tuff of Round Mountain. These rocks accumulated within a closed caldera basin shortly after eruption of the caldera (Henry, et. al., 1997). This unit is up to 275 feet thick.

Late Tertiary to recent pediment gravels and poorly cemented subareal sediments once covered much of the Round Mountain deposit. Volcanic-dominated gravels (rock Type 52) flank Stebbins Hill and Round Mountain and, to the west, grade upwards and interfinger with granite-dominated gravels derived from Shoshone Peak. The volcanic-dominated alluvium is commonly


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gold-bearing  and was mined as a placer  deposit  until  1962.  In the pit,  the volcanic-dominated alluvium is up to 200 feet thick and forms a distinct horizon along the bedrock contact. Granite-dominated alluvium (rock Type 51) thickens westward and is up to 2,000 feet thick in drill holes.












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            FIGURE 6-1 GEOLOGIC MAP OF ROUND MOUNTAIN GOLD MINE PIT






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                       FIGURE 6-2 LEGEND FOR GEOLOGIC MAP





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              FIGURE 6-3 ROUND MOUNTAIN PIT STRATIGRAPHIC SECTION






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             FIGURE 6-4 GEOLOGIC CROSS SECTION ALONG 112,000 NORTH






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7.0     DEPOSIT TYPE

The Round Mountain Gold deposit is a very large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit, interpreted to be located along the margin of a buried volcanic caldera. The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intracaldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the volcanic units, these ascending fluids deposited gold along a broad west-northwest trend.











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8.0     MINERALIZATION

Gold mineralization within the Round Mountain deposit occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units (typically open pumice sites) host the mineralization. Primary sulfide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures.

Gold occurrence within the strongly welded Type 1 tuff is largely fracture controlled, while the poorly welded Type 2 tuff is characterized by finely disseminated gold. The Type 3 moderately welded tuff has both fracture-controlled gold and disseminated gold.

Alteration of the volcanic units within the Round Mountain deposit can be characterized as a continuum from fresh rock progressing through chlorite, clay, sericitic+quartz, adularia+quartz+sericite, and quartz+adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass, replacing primary sanidine, or as crystal growths in open-space.

Ore zones within the metasediments are more subtle, largely defined by secondary quartz overgrowths, pyrite and adularia associated with narrow northwest-trending structures.

Ore-grade mineralization is also present in the Stebbins Hill unit as silicified breccias with strong argillic alteration.

Portions of Type 52 (placer alluvium) are mined as ore in the western portion of the pit.


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9.0     EXPLORATION

There is no current surface exploration that is material to this report. The 2005 drilling program was directed at resource development, production and planning.

In early 2005, the owner companies approved an underground exploration decline to test a deep zone of mineralization below the northwest portion of the Round Mountain pit. The decline was collared in July 2005. The portal for the decline is located in the southwest wall at the bottom of the pit at an elevation of 5,340 feet (figure 9.1). As of December 31, 2005, the decline had been driven for a length of 1,452 feet. The planned decline will total approximately 5,500 feet and is being constructed at a grade of minus 15%. The mineralized zone is defined by widely spaced (150 to 500 feet) surface core and reverse circulation drill holes. The majority of the mineralization is hosted by Type 2 (non-welded, pumice rhyolite tuff). The zone as currently defined is approximately 1,000 by 1,000 feet in areal extent. The final 1,200 feet of the decline will cross cut the mineralized zone at an elevation of approximately 4,670 feet. Approximately seven drill stations will be established in this portion of the decline on 100-foot centers. Radial fans of core and reverse circulation holes will be drilled to establish a geologic resource for the zone. Approximately 44,000 feet of underground drilling is planned. Approximately 10,000 to 15,000 tons of material for a bulk sample will be obtained from the portion of the decline that cross cuts the mineralized zone. The decline and exploration drilling are scheduled for completion by the end of 2006.





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                   FIGURE 9-1 PLAN VIEW - EXPLORATION DECLINE





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10.0    DRILLING

The current drill hole database for the open pit reserve contains a total of 4,710 drill hole records, of which 4,403 were established using reverse circulation drilling and 307 were drilled using diamond core methods. A separate database is maintained for dump drilling that contains additional records for 1,512 drill holes. The following TABLE 10-1 summarizes the type of drilling, number of holes and footage included in the 2005 database.

                    TABLE 10-1 SUMMARY OF DRILL HOLE DATABASE

     -------------------------- --------- ----------- --------- -----------
                TYPE               2005        2005      TOTAL      TOTAL
                                  HOLES      FOOTAGE     HOLES     FOOTAGE
     -------------------------- --------- ----------- --------- -----------
                CORE                 10        4,879       307     346,572
     -------------------------- --------- ----------- --------- -----------
           PRODUCTION RC            229      119,895     4,403   2,323,284
     -------------------------- --------- ----------- --------- -----------
             DUMP HOLES             263       30,739     1,512     192,969
     -------------------------- --------- ----------- --------- -----------
               TOTAL                502      155,513     6,222   2,864,176
     -------------------------- --------- ----------- --------- -----------

Of the 502 holes added to the database for 2005, the 229 production RC and 10 core holes were drilled within or adjacent to the current pit boundaries and the other 263 holes were drilled in the surrounding Lean Ore Stockpiles. The drill programs are prioritized to facilitate scheduling and reserve development. The majority of the drilling is vertical, with angle holes used where vertical structures are anticipated. All dump holes are drilled vertical.

The collars of all drill holes are initially located by mine surveyors and surveyed again upon completion of the hole. Down-hole surveys are routinely measured for any hole over 500 feet long or all angle holes. All down-hole surveying is completed as a gyroscopic directional survey. Experience has demonstrated that there is very little drill deviation in vertical holes less than 500 feet in depth.

All holes are sampled on five-foot intervals and "chipboards" are constructed for each drill hole with a sample from each interval glued to boards representing the complete hole. The chipboards are stored on site and are available for reference


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purposes and logging of geologic properties. FIGURE 10-1 shows the drill hole locations with the open pit boundary.

                      FIGURE 10-1 ROUND MOUNTAIN DRILL PLAN





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11.0    SAMPLING METHOD AND APPROACH

Sample data for the reserve model is derived primarily from conventional, reverse circulation rotary and HQ-size core drilling.

Holes are initially drilled on approximate 200-foot centers to define the deposit limits. In-fill drilling is completed on centers of 140-foot or less to develop reportable reserves used in mine planning.

Reverse circulation drill cuttings are passed through a wet rotary splitter to collect a 10 to 15 pound sample for each 5-foot interval. A sampling technique which uses flocculent to settle drill cuttings has been employed to capture very fine-grained material and assure sample integrity. This technique captures nearly 100% of the rock material generated during the drilling process. Core samples are split with a rock saw, with half the sample assayed, and the other half stored for reference.

Samples are delivered to either the Round Mountain Gold Mine's in-house lab or a major commercial lab for gold assaying. Leco total sulfur is also determined for all drill samples.

Assays are entered into a spreadsheet along with rock type, sampling method, oxidation information, alteration type, rock quality, and sulfur content. Data is checked for errors during translation. It is then transferred to the Vulcan software drill database.

Reverse circulation drill holes completed prior to 1992 suffered from excessive washing of sample in areas drilled below the water table with strong clay alteration. This resulted in incorrect elevated gold assays. The sampling error was identified and quantified by collecting two samples side by side, one using a flocculent to settle the clays and the other without. The sampling bias was quantified and factors were developed and applied to the database. The majority


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of these factored holes was subsequently mined or was replaced with additional drilling.

A small percentage of drill holes were found that had intersected localized high-grade coarse gold occurring along fractures and veins. Down-hole contamination was noted in some of the drilling directly below the drill hole intercept with the coarse gold. In the specific holes that were identified as having down-hole contamination, all assays below the coarse gold intercept were deleted from the database.





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12.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

All samples collected from drill holes are prepared and assayed by either Round Mountain Gold Mine assay laboratory or a commercial outside lab (BSi and Chemex). The laboratory chemists and technicians of the mine assay laboratory are employees of Round Mountain Gold Corporation. The mine laboratory is not certified by any standards association but regularly participates in a round robin assay program with other mine labs to check quality. The two commercial laboratories are ISO-9002 certified. Samples are loaded into bins at the drill site (RC holes) or in the core shed after splitting (core holes). BSi and Chemex sent trucks to collect samples from the mine site; for the RMGC lab, bins were delivered to the lab by drillers and Geology department personnel. The Round Mountain assay laboratory is located within the mine site security fence and access to the lab is restricted to authorized personnel. Security officers man the mine gate and patrol the mine facilities seven days per week, 24 hours per day.

12.1    SAMPLE PREPARATION AND ANALYSES

A summary of sample preparation procedures is presented in Table 12-1



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
                            TABLE 12-1 SUMMARY OF SAMPLE PREPARATION PROCEDURES

--------------------------------- ---------------------------------- ------------------------------------
         BSI INSPECTORATE                      ALS CHEMEX                           RMGC
--------------------------------- ---------------------------------- ------------------------------------
Preparation and analysis            Preparation in Elko, NV            Prep & analysis @ RMGC
Sparks Nv.                          Analysis in Vancouver, BC
--------------------------------- ---------------------------------- ------------------------------------
Drying 65-75(degree) C              Drying 120(degree) C               Drying 175(degree) C
--------------------------------- ---------------------------------- ------------------------------------
Crushing 80% -10 mesh               Crushing 70% - 2mm                 Crushing to -3/8 inch
--------------------------------- ---------------------------------- ------------------------------------
Pulverization 350g                  Pulverization 250g                 Pulverization 500g
90% -150 mesh                       90% -150 mesh                      90% -100 mesh
Clean w sand after ea. sample       Clean w air after ea. sample       Clean w sand after ea. sample
                                    Clean w blank ea batch             Blend using roll cloth
--------------------------------- ---------------------------------- ------------------------------------
Fire Assay                          Fire Assay                         Fire Assay
2AT (60g) charges                   50g charges                        5AT (150 g) charges
Pb collecting agent                 Pb collecting agent                Bismuth collecting agent
AA finish                           AA finish                          Gravimetric finish
Gravimetric finish (>0.1 opt)
--------------------------------- ---------------------------------- ------------------------------------
Lab QA/QC                           Lab QA/QC                          Lab QA/QC
5 ppb detection limit               5 ppb detection limit              0.001 opt detection limit
20 charges per tray                 84 charges per tray                11 charges per tray
1 Standard                          2 Standard                         1 Standard
1 Blank                             1 Blank                            1 Blank
1-3 Duplicates                      3 Duplicates
--------------------------------- ---------------------------------- ------------------------------------
External QA/QC                      External QA/QC                     External QA/QC
One standard or blank per           One standard or blank per          Controls supplied by RMGC
17 samples                          20 samples                         Geology Dept. temporarily
                                                                       replaced internal QA/QC
--------------------------------- ---------------------------------- ------------------------------------

It is the opinion of the authors that the above sample preparation procedures and analysis are adequate and provide the necessary quality needed by Round Mountain Gold Corporation to determine gold content of the indicated samples.

The Round Mountain deposit is noted for occurrences of coarse gold and attendant high nugget effect. In order to minimize the sampling variation it is advantageous to increase the amount of pulp used in the fire assay. The mine lab uses a five assay-ton, or 145.8-gram sample, and the commercial labs typically use a 2 assay-ton charge. The following mine lab procedures are used for gold analysis of drill samples.


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12.1.1  ROUND MOUNTAIN GOLD MINE ASSAY LAB ANALYSIS

To minimize potential lead exposure of the laboratory staff, bismuth is used as the collector of the gold and silver. After a 2-hour fusion, the samples are poured into molds. The samples are slagged and are cupelled in the cupel room. Following cupellation, the bead is smashed and parted with nitric acid, rinsed, dried, and annealed. The fire assay is completed with a gravimetric finish. Analysis consists of a five assay-ton (145.8 gram) fire assay with bismuth flux and gravimetric finish. The total sulfur is measured by Leco analysis.

12.1.2  ALS-CHEMEX ANALYSIS

Fire assay determinations are by 50-gram fire assay with atomic absorption finish. Total sulfur is measured by Leco analysis. ALS-Chemex internal QA procedures include analysis of standards, blanks, and replicate analysis of certain original pulps. These QA results are reported monthly.

12.1.3  BSI-INSPECTORATE ANALYSIS

Assays are performed at the Sparks laboratory location using a two assay-ton fire and atomic absorption finish. A repeat one assay-ton fire determination and gravimetric finish is made for each over limit (approximately 3 ppm Au). Total sulfur is measured by Leco analysis at the New Orleans, LA laboratory location.

All sample pulps from development drilling are retained and stored at the Round Mountain Gold Mine site for future reference. Sample rejects are discarded.


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13.0    QUALITY CONTROL PROGRAM

The quality control program was expanded in August 2004 to include blind control samples for gold submitted by RMGC Geology department. Prior to that, the quality control program was run entirely by the assay laboratories. Three hundred fifty-six holes (29,810 samples) were included in this expanded QC program. Samples were sent to three different assay laboratories, as listed in and described above.

The quality control program made use of control samples supplied by RMGC geology department, as well as the labs' own internal quality control results. Quality control monitors were:

        o Coarse blanks: previously assayed un-mineralized RC cuttings and purchased washed gravel.

        o       Standards: in-house and purchased, submitted as pulps.

        o       Replicate assays of same pulp by same lab (BSi and Chemex).

        o       Gravimetric repeats for higher-grade samples (BSi only).

During the course of the program, seven standards were used. Table 13-1 lists the standards, their origins, expected values, and limits of acceptable values. Limits of accepted values were set at 3 times the standard deviation for commercial standards and 2.5 times the standard deviation for in-house standards

Five of the standards were Certified Reference Materials purchased from and certified by Rocklabs. Two standards were in-house materials. The in-house standards were produced from mineralized tuff collected at Gold Hill, a tuff similar in composition to Tuff of Round Mountain. The in-house standards were milled, homogenized, and packaged by Shea Clark Smith of Minerals Exploration & Environmental Geochemistry in Reno, Nevada. Expected Au and Ag values for the in-house standards were established by round-robin analysis at five commercial assay laboratories. The round-robin labs were: BSi-Inspectorate,


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Sparks Nevada; ALS Chemex, Sparks, Nevada and Vancouver, British Columbia;
Florin Analytical Services, Reno, Nevada, American Assay Labs, Sparks, NV, and SGS-Lakefield, Lakefield, Ontario.

Standards were supplied to the labs in envelopes containing 150 gm pulp. Each envelope had a sample number but did not identify the specific standard. Blanks were supplied to the laboratories in a sample bag of the same type used for the drill samples, with roughly the same mass of material as a drill sample. The number of control samples sent to each lab varied by the lab's batch size.

                                   TABLE 13-1 QA/QC STANDARDS

----------------- ------------------------- ------------- --------------- ---------------------
                                              EXPECTED        INTERLAB          ACCEPTED
     STANDARD             ORIGIN               VALUE        STANDARD DEV      QA/QC LIMITS
                                                              (AU OPT)          (AU OPT)
----------------- ------------------------- ------------- --------------- ---------------------
OxC30              Rocklabs                    0.0058        not given       0.005 to 0.007
----------------- ------------------------- ------------- --------------- ---------------------
GHS8               In-House                    0.0165          0.0015        0.013 to 0.020
----------------- ------------------------- ------------- --------------- ---------------------
GHS9A              In-House                    0.0247          0.0017        0.020 to 0.029
----------------- ------------------------- ------------- --------------- ---------------------
SG14               Rocklabs                    0.0289          0.0013        0.025 to 0.033
----------------- ------------------------- ------------- --------------- ---------------------
S4                 Rocklabs                    0.0648          0.003         0.056 to 0.074
----------------- ------------------------- ------------- --------------- ---------------------
OXJ31              Rocklabs                    0.0693          0.0013        0.065 to 0.073
----------------- ------------------------- ------------- --------------- ---------------------
SJ10               Rocklabs                    0.0772          0.0018        0.072 to 0.082
----------------- ------------------------- ------------- --------------- ---------------------

13.1    STANDARDS

The results of this program indicate that the assay values returned by BSi-Inspectorate and ALS-Chemex are unbiased, accurate to industry standards, based on data from commercial and in-house reference materials. RMGC assays are less precise and less accurate, having a bias on the low side of approximately 10%. The median values returned from the RMGC lab for five of the six standards (expected values of 0.017 to 0.077 opt Au) are 82% to 90% of the expected values. Several likely reasons contributing to the bias and scatter have been identified and are being addressed. All three labs had an especially


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high rate of failures on OxJ31. The erratic results for OxJ31 may indicate that it is a poor standard and any conclusions based on it are suspect.

The sampling protocol, sample preparation, security and analytical procedures were reviewed by the Technical Services Group and are adequate and within acceptable standards for an operating mine. This is further confirmed by over 20 years of successful mine production with reasonable production reconciliation. The "Pit Expansion Drilling 2004-2005 Qa/Qc Report Round Mountain Gold Deposit" dated February 28, 2006 is included as Appendix 3.





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14.0    DATA VERIFICATION

The mine database consists of a collection of data from surface mapping and drill holes, including, lithology, mineralization, alteration, structure, oxidation, survey data, assay data, and rock density information. This data is imported into a Vulcan ISIS database which is used for reserve calculations and reporting. The most significant files are the assay file, the composite file, the block model file, the design database file, and all kriging parameter/script files.

The primary drill file is composed of assays and logged information. The assay file is loaded directly from lab results and a visual check is performed upon compilation of files. The logged data from the drilling is hand entered by technical staff and reviewed upon final compilation. The surveyed collar location and down-hole survey trace of each drill hole is verified through visual inspection, reference to original logs and plotting of drill holes on a set of plans and cross-sections. Sections generated represent both geologic contacts and recorded assay results. The Vulcan database is checked for overlapping intervals, duplicate assays, survey errors, and to determine if any errors were generated during the transfer and import process. The technical staff has a high level of confidence that all data used in the reserve calculation process is free of significant errors and accurately represents the Round Mountain Gold Mine ore body. All data records stored in the Vulcan database possess unique identifiers and sample numbers. Analytical data are reported in the units of measure received from the laboratory. Subsequent conversions made to assay data are verified to ensure accuracy.

Round Mountain Technical staff have verified that the data used in estimating mineral resources and reserves is free of gross errors or omissions.


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15.0    ADJACENT PROPERTIES

There are no other producing mines in the area. Several former producing mines have operated in the past but these have all been exhausted. The Gold Hill deposit (also part of the SVCO) is located within 3 miles of the Round Mountain pit.








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16.0    MINERAL PROCESSING AND METALLURGICAL TESTING

The metallurgical characteristics of the various ore types at the Round Mountain Gold Mine were developed through mill, reusable pad and dedicated pad experience and extensive test work performed at the Round Mountain Gold Mine laboratory and other accredited laboratories. These characteristics are well understood. Round Mountain Gold Corp. has examined and reviewed the metallurgical assumptions for processing of the mine ores and these are consistent with actual plant results.

16.1    PROCESSING

Ore destinations are based on grade, oxidation state and size distribution of gold. There are four ore destinations at the Round Mountain Gold Mine. These are the Reusable Pad, Dedicated Pad, Mill and Gravity Plant. The higher-grade ore is fed to the Mill or Reusable Pad depending on the oxidation state. The lower grade Run-of-Mine ores are leached on the Dedicated Pad. Coarse gold-bearing ore is fed directly to the Gravity Plant with the tails reporting to the mill or is processed on the Reusable Pad with the offloads reporting to the Mill.

16.2    REUSABLE PAD

The South Reusable Pad system processes up to 30,000 tons of oxide ore per day that is loaded by an automatic pad stacker. The ore is crushed to minis 3/4 inch and is loaded, leached, and unloaded in a cycle resulting in an average leach time of 90 to 120 days. Front-end loaders and 150-ton haul trucks are used for unloading the Reusable Pad. Leached ore unloaded from the Reusable Pad is transferred to the Dedicated Pad for additional secondary leaching and gold recovery.


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16.3    DEDICATED PAD

Starting in 1993, leaching commenced on the South Dedicated Pad system that lies to the south of the present pit area. The South Dedicated Pad has been loaded with approximately 204 million tons. Ore was loaded to the pad by haul truck and a weak solution of cyanide is applied to the ore during the leach cycle. The gold-bearing solutions are captured and treated in the same manner as the reusable pad solutions.

The West Dedicated Pad is located directly west of the Reusable Pad system and has a total capacity of 333 million tons. Loading began in 1997 on Phase-1 of the West Dedicated Pad which has a capacity of 64 million tons. In 1999 loading began on Phase-2 with a carrying capacity of 73 million tons. In 2001 loading started on Phase-3 with an additional capacity of 75 million tons. Phase-3 construction was completed in 2001, Phase-4 construction was completed in 2003 with a capacity of 57 million tons and Phase-5 was completed in 2004 with an additional capacity of 64 million tons. Phases 3, 4, and 5 are all currently being loaded with ore.

Leach solutions containing about 0.4 pounds of sodium cyanide per ton of solution are applied to the ore on the leach pads. This solution dissolves gold contained in the ore and the pregnant solution is then passed through adsorption columns where the gold is removed from solution by activated carbon. The leach solutions are circulated in a closed process circuit.

The loaded carbon is transferred to pressure stripping vessels where the gold is stripped from the carbon and concentrated in solution at high temperature, pressure and pH. Gold is recovered from this solution by electrolysis. Dore' containing approximately 65% gold and 35% silver is the final mine product.


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16.4    MILL

Gold production began in the 8,000 ton per day semi-autogenous gravity/CIL mill in late 1997. The Mill will produce approximately 1,000,000 ounces of gold from sulfide ore over the mine's life. The Mill increased production to 10,000 tpd in 2001, and approximately 125,602 ounces were produced from the mill during 2005. The ore is reduced to 80% passing 20 mesh at the mill, then screened to 28 mesh with the underflow reporting to the rougher spiral. The gold and auriferous pyrite is recovered in the gravity circuit consisting of 144 rougher spirals, 42 cleaner spirals, 8 recleaner spirals, 1 rougher table, and 1 cleaner table. The spiral circuit removes approximately 96% of the feed at 355 tons per hour (tph), as gold-barren tails, sending it to a 110 foot diameter tailings thickener, and from there to the tailings pond. Of the original 370 tph of feed, only 14.8 tph passes through the rougher and cleaner spirals to be sent to the recleaner spirals as concentrate. Concentrate from the recleaner spirals reports at 1.5 tph to the shaking tables for recovery of free gold, while recleaner spiral tailings report to a regrind circuit for further processing by cyanide leaching.

16.5    GRAVITY PLANT

The Gravity Plant is used for recovery of coarse gold and only runs when there is available feed. Production rates are limited to about 100 tons of ore per day. Gravity feed is stockpiled and then processed during the warmer months. Ore is initially fed to the stationary and vibrating grizzlies removing the plus 4-inch fraction. Undersize is feed to a trommel which scalps off the plus 3/4 inch while the minus 3/4 inch fraction reports to a sluice and then to a cyclone pack for sizing. The fine fraction is sent to the screw classifier and the coarse fraction reports to a series of jigs for cleaning. Final recovery is achieved by either a table or gold wheel. Process tails report to the mill for retreatment.


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17.0    MINERAL RESOURCE AND RESERVE ESTIMATES

The mineral resource and reserve estimate for the Round Mountain Gold Mine were calculated by the Technical Services Group, under the direction of Frank K. Fenne, P.G, Technical Services Manager of Round Mountain Gold Corporation. W. Hanson, P.Geo., Kinross' Vice President of Technical Services supervised the preparation or the resource and reserve estimates.

17.1    MINERAL RESERVE AND RESOURCE STATEMENT

The Proven and Probable mineral reserve estimate for the Round Mountain mine as of December 31, 2005 is summarized in Table 17-1. Proven and Probable mineral reserves are estimated at a gold price of US$ 400 per ounce. The estimate is based on the assumptions and costs derived from the operational history and budget of the Round Mountain mine.

       TABLE 17-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005

     ------------------------------ ----------- ------------ --------------
            CLASSIFICATION              TONS       GRADE          GOLD
                                     (X 1,000)    (AU OPT)      (OUNCES)
     ------------------------------ ----------- ------------ --------------
     Proven                           125,068      0.018       2,311,000
     Probable                         107,458      0.015       1,608,000
     ------------------------------ ----------- ------------ --------------
     PROVEN & PROBABLE                232,526      0.017       3,918,000
     ------------------------------ ----------- ------------ --------------

Table 17-2 summarizes the Measured and Indicated mineral resource estimate (excluding mineral reserves) for the Round Mountain mine as of December 31, 2005 at a gold price of US $450 per ounce.


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     TABLE 17-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005

     ------------------------------ ----------- ------------ --------------
            CLASSIFICATION              TONS       GRADE          GOLD
                                     (X 1,000)    (AU OPT)      (OUNCES)
     ------------------------------ ----------- ------------ --------------
     Measured                           13,039        0.019        243,000
     Indicated                          20,169        0.015        292,000
     ------------------------------ ----------- ------------ --------------
     MEASURED AND INDICATED             33,208        0.016        536,000
     ------------------------------ ----------- ------------ --------------

 NB MEASURED AND INDICATED RESOURCES ARE REPORTED EXCLUSIVE OF MINERAL RESERVES

In addition to the Measured and Indicated mineral resources stated in Table 1-2, Round Mountain hosts an Inferred resource of 35.2 million tons averaging 0.013 opt Au. Inferred resources are estimated at a gold price of US $450 per ounce.

The resources reported above are estimated based on the difference between the Whittle pit shell at the $450 gold price and the design pit at a $400 gold price. All the resources reported are bounded by the $450 Whittle pit shell.

The resource and reserve estimates described in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

17.2    GEOLOGIC MODELS

A three-dimensional geologic model was initially constructed with wire-frame triangulation modeling techniques using Vulcan mine planning software. Topography, fault boundaries, ore zones, rock type and alteration zones were modeled. The resource and reserve estimate was established with the aid of a three-dimensional block model that incorporated the main geological and structural elements defined in the wire-frame model.


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The block model dimensions and block size are provided in TABLE 17-3 below.

                       TABLE 17-3 BLOCK MODEL DESCRIPTION

             ------------------ ----------- ----------- -----------
                                  EASTING     NORTHING   ELEVATION
             ------------------ ----------- ----------- -----------
             Origin                 5000        6000        2650
             ------------------ ----------- ----------- -----------
             BLOCK SIZE               50          50          35
             ------------------ ----------- ----------- -----------
             # OF BLOCKS             240         200         120
             ------------------ ----------- ----------- -----------

The resultant block model file contains 3,531,698 blocks. Each block contains 39 variables of information such as gold grade, rock type, redox code, alteration code, density, percent below topography (mine variable, used to identify the percentage of material available for mining), classification (Measured, Indicated or Inferred), and sulfur concentration.

17.3    INTERPOLATION AND CLASSIFICATION CRITERIA

The drill hole assay database was composited using Vulcan software. Assays for drill holes dipping steeper than 45 degrees were composited into 35-foot bench composites. Assays collected from drill holes with a measured dip less than 45 degrees were composited using 35- foot run-length composites. Gold grade and Leco sulfur concentrations were calculated as weight averaged composites, where rock type, alteration and logged oxidation state are composited based on a majority code basis. The Technical Services Group reviewed the resultant composite database for errors.

The Technical Services Group conducted spatial analyses of composites from the drill hole data using multi-directional variograms. Gold grades in the block model were estimated from drill hole bench composites using ordinary kriging and discriminator kriging. TABLE 17-4 provides a list of the estimation techniques implemented for each


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rock type. TABLES 17-5 provides details of the grade estimation parameters for the block modeling.

The resource classification criteria were changed for the End-of-Year 2005 model. Previously all blocks required two holes within the qualifying search ellipse from the same sample population for Measured or Indicated classification. For End-of-Year 2005 three holes are required within the qualifying search ellipse from the same sample population for Measured or Indicated classification TABLE 17-6 outlines the estimation quality classification schema and ellipse range broken down by rock type.

                  TABLE 17-4 ESTIMATION TECHNIQUES BY ROCK TYPE

                --------------------- -------------------------
                      ROCK TYPE         ESTIMATION TECHNIQUE
                --------------------- -------------------------
                       Type 51            Ordinary Kriging
                       Type 52            Ordinary Kriging
                       Type 33            Ordinary Kriging
                       Type 1             Ordinary Kriging
                       Type 9             Ordinary Kriging
                       Type 2             Ordinary Kriging
                       Type 3             Ordinary Kriging
                       Type 4             Ordinary Kriging
                       Type 8             Ordinary Kriging
                --------------------- -------------------------

In rock Types 1, 2, 3, and 9 several rock alteration types are present. Hydrothermal alteration of the tuff units at Round Mountain is characterized by a continuum from fresh rock progressing through chlorite, clay, sericitic+quartz, adularia+quartz+sericite, and quartz+adularia alteration assemblages. Blocks in each alteration type are estimated using only the composites of that same alteration type. Alteration types, which require


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similar estimation techniques, are grouped together for estimation purposes.
Type 2 sample populations previously were separated into oxidized and reduced subsets but are currently combined. The Type 4 sample population is segregated into geological zones of mineralization.

                                     TABLE 17-5 GRADE ESTIMATION PARAMETERS FOR BLOCK MODELING

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
                                                                         SEARCH      MIN & MAX      DH       HIGH GRADE
Estimation ID   Rock Type  Alteration   Azimuth    Plunge     Dip    (Major, Semi-    Sample       Limit       Upper       Model
                                                                      Major, Minor                          Restriction
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R51&52         51&52        N/A          28         -8        8     156,128,142       1,9          3          120      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
     R33           33          N/A          30        -60       90     250,180,120       1,9          3           70      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R1_123           1         1,2,3       -101          0      -31     331,755,411       1,9          3           60      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R1_456           1         4,5,6        -67         25      -13     184,442,298       1,9          3          180      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R9_123           9         1,2,3       -101          0      -31     331,755,411       1,9          3           80      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R9_456           9         4,5,6        -67         25      -13     184,442,298       1,9          3          120      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
    R2123           2         1,2,3        -33          6       -4     427,512,187       1,9          3           75      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
    R2456           2         4,5,6         28          3        2     746,430,251       1,9          3          150      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R3_123           3         1,2,3        -66          7      -47     276,335,424       1,9          3           80      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
   R3_456           3         4,5,6        120         30      -45     268,432,247       1,9          3          110      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------

-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
    R4HW          4-hw         N/A         -74        -22       -2     144,162,242       1,9          3          200      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------
    R4FW          4-fw         N/A          25          0       31      52,182,264       1,9          3           60      Spherical
-------------- ----------- ---------- ---------- ---------- ------- --------------- ------------ -------- -------------- ----------


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
                                    TABLE 17-6 RESOURCE CLASSIFICATION CRITERIA

------------ -------------------------  -----------------------  -----------------------  -----------------------
              COMPOSITE SERACH (FEET)    MEASURED RANGE (0-33%)  INDICATED RANGE (0-66%)  INFERRED RANGE (0-100%)
------------ -------------------------  -----------------------  -----------------------  -----------------------
              Major   Semi-    Minor     Major   Semi-   Minor    Major   Semi-   Minor    Major   Semi-   Minor
Rock Type             Major                      Major                    Major                    Major
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R51 & 52       156       128  1420.00       51      42      47      102      84      94      156     128    1420
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R33            250       180   120.00       81      59      39      163     117      78      250     180     120
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R1_123         331       755   411.00      109     249     135      218     498     271      331     755     411
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R1_456         184       442   298.00       60     145      98      120     291     196      184     442     298
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R9_123         331       755   411.00      109     249     135      218     498     271      331     755     411
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R9_456         184       442   298.00       60     145      98      120     291     196      184     442     298
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R2123          427       512   187.00      140     168      61      281     337     123      427     512     187
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R2456          746       430   251.00      246     141      82      492     283     165      746     430     251
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R3_123         276       335   424.00       91     110     139      182     221     279      276     335     424
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R3_456         268       432   247.00       88     142      81      176     285     163      268     432     247
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R4HW           144       162   242.00       47      53      79       95     106     159      144     162     242
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------
R4FW            52       182   264.00       17      60      87       34     120     174       52     182     264
------------ ------- ------- ---------  ------- ------- -------  ------- ------- -------  ------- ------- -------

17.4    MODEL CHANGES

The variography was updated, Type2 oxide and sulfide were grouped together, and maximum composites used for interpolation was reduced from twelve to nine. In addition cut-off grades and gold recoveries were updated resulting in destination changes for some ore. Based on increased operating costs for the Reusable Pad and higher projected recoveries for the Dedicated Pad the cut-over grade was raised from 0.013 opt Au to 0.026 opt Au. Sulfide waste/ore cut-off was raised from 0.010 opt to 0.016 opt gold.

The Measured and Indicated classification criteria were changed for the End-of-Year 2005 reserve model. Previously all blocks require two holes within the qualifying search ellipse from the same sample population for Measured and Indicated classification. For


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End-of-Year 2005 three holes are required within the qualifying search ellipse from the same sample population for Measured and Indicated classification.

17.5    MODEL CONSTRUCTION PROCESS

Following the determination of all modeling parameters, (basic statistics, sample population segregation, variography, search radii, sample clip limits, min/max composites, classification criteria and interpolation parameters), block estimation setup files and block manipulation scripts must be created and run. The specific order of the series of steps completed in the construction of the 2005 End-of-Year model is as follows:

        1. Cap the grades of the five-foot sample interval at 0.75 opt Au and write the resultant value to a new variable in the drill hole database.

        2. Composite the drill hole database to 35-foot bench composites for holes dipping more steeply than 45 degrees from horizontal. For holes dipping more shallow than 45 degrees from horizontal, calculate 35-foot run-length composites. Gold grade and Leco sulfur are assigned a weight-averaged composite value, whereas the rock-type, alteration, and logged oxidation state are assigned to a composite according to majority code rule.

        3. Additional drill holes are plotted against the existing rock type surface triangulations. Triangulations and block variable values are modified where necessary to reconcile with current drill intercept information.

        4. Block flagging tools in Vulcan are used to assign the block model rock codes to the composite database in order to ensure that blocks with corresponding composite pierces have the exact same rock code. Block flagging is a necessary tool in order to overcome limitations in the drill logs.


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        5.      Ordinary kriging is used as a grade interpolation method to estimate alteration state independently by rock type for Type 1, Type 9, Type 2, and Type 3 classifications.

        6. Block flagging tools in Vulcan are used to assign the block model alteration to the composite database. This process enables older drill holes that are not logged for alteration to be assigned an alteration code. The alteration state is required for all volcanic rocks during the estimation process.

        7. Block flagging tools are used to assign an oxide or sulfide code to a block that is dependent upon each block's centroid location relative to the oxide-sulfide solid triangulation model.

        8. Block manipulation tools are invoked to maintain model consistency and ensure that rock types 51 and 52 are designated as oxide material. Block values are checked to ensure that minor amounts of sulfide material in rock Type 33 do not influence rock Type 52 and incorrectly assign a redox value.

        9. Ordinary kriging of Au grades are independently estimated for the following sample populations: Type 51, Type 52, Type 33, Type 1 Alter 123, Type 1 Alter 456, Type 9 Alter 123, Type 9 Alter 456, Type 2 Alter 123, Type 2 456, Type 3 Alter 123, Type 3 Alter 456, Type 4 Hanging Wall, Type 4 Foot Wall.

        10. Calculate the number of holes by individual sample population within 0 to 33 % of the three-dimensional anisotropic grade estimation variography search ellipse. This is completed independently for the following sample populations: Type 51 Type 52, Type 33, Type 1 Alter 123, Type 1 Alter 456, Type 9 Alter 123, Type 9 Alter 456, Type 2 Alter 123, Type 2 Alter 456, Type 3 Alter 123, Type 3 Alter 456, Type 4 Hanging Wall, Type 4 Foot Wall, and Type 8.

        11. Calculate the number of holes by individual sample population within 0 to 66 % of the three-dimensional anisotropic grade estimation variography search ellipse.


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                This is completed independently for the following sample
                populations: Type 51 Type 52, Type 33, Type 1 Alter 123, Type 1 Alter 456, Type 9 Alter 123, Type 9 Alter 456, Type 2 Alter 123, Type 2 Alter 456, Type 3 Alter 123, Type 3 Alter 456, Type 4 Hanging Wall, Type 4 Foot Wall.

        12. Calculate the number of holes by individual sample population within 0 to 100% of the three-dimensional anisotropic grade estimation variography search ellipse. This is completed independently for the following sample populations: Type 51 Type 52, Type 33, Type 1 Alter 123, Type 1 Alter 456, Type 9 Alter 123, Type 9 Alter 456, Type 2 Alter 123, Type 2 Alter 456, Type 3 Alter 123, Type 3 Alter 456, Type 4 Hanging Wall, Type 4 Foot Wall.

        13. Block manipulation scripting routines in Vulcan are then used to classify Measured, Indicated and Inferred blocks based on the distribution of drill holes within each ellipse calculated above. A minimum of three holes is required within the first ellipse for Measured. A minimum number of two holes are required within the second ellipse for Indicated. Those blocks classified as Inferred are flagged for a secondary classification run.

        14. The number of holes in first ellipse is then calculated between 0 to 33 % of the three-dimensional anisotropic grade estimation variography search ellipse, honoring the rock type, and alteration of the block, but only counting holes by rock type and oxidation state. This step counts the total number of drill holes in the first ellipse while ignoring the alteration of only the sample, (i.e., alteration is still used in block selection.

        15. Density values are assigned to the block model with script routines based upon rock type and oxidation state. TABLE 17-7 provides the tonnage factors incorporated into the model for each rock type.


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        16.     Block manipulation scripting routines in Vulcan are used to designate the processing destination of estimated material. The script for process destination is based upon the assigned rock type, classification, cutoff, and oxidation state.

17.6    DENSITY

Rock densities currently used are based on the results of a large number of determinations made by the Round Mountain Gold Mine metallurgical laboratory in 1991 and 1992. During this period rock densities were determined for at least 1,972 rock samples representative of rock and alteration types.

Apparent density measurements were made by first oven drying the sample followed by weighing the sampling in air and underwater using a special balance beam scale. Submerged weights were ascertained quickly to minimize saturation of voids. Paraffin or other coatings were not used. The results were grouped by rock and alteration type. Basic statistics and frequency plots were used to select the apparent density for each grouping.



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               TABLE 17-7 SUMMARY OF TONNAGE FACTORS BY ROCK TYPE

        -------------------------------------------- -------------------
                        MATERIAL TYPE                      DENSITY
                                                          (ft3/ton)
        -------------------------------------------- -------------------
                Fill/Dumps/Offloads (Type 7)                 20
        -------------------------------------------- -------------------
                 Granite Alluvium (Type 51)                 17.3
        -------------------------------------------- -------------------
               Tuff Alluvium/Placer (Type 52)               17.3
        -------------------------------------------- -------------------
            Volcanics/Volcanisclastics (Type 33)            17.3
        -------------------------------------------- -------------------
                    Volcanic tuff Type 1                    13.27
        -------------------------------------------- -------------------
                  Transition Zone (Type 9)                  15.16
        -------------------------------------------- -------------------
                 Volcanic tuff Type 2 oxide                 15.34
        -------------------------------------------- -------------------
                Volcanic tuff Type 2 sulfide                14.76
        -------------------------------------------- -------------------
                    Volcanic tuff Type 3                    13.82
        -------------------------------------------- -------------------
                    Volcanic tuff Type 4                    12.5
        -------------------------------------------- -------------------
                      Granite (Type 8)                      12.5
        -------------------------------------------- -------------------

17.7    MODEL VERIFICATION

Two reconciliation assessments were completed for the End-of-Year 2005 model. The verification processed consists of a yearly reconciliation by total ore and by destination.

The first model verification TABLE 17-8 reconciled total ore tons and grade against survey, regardless of destination. The reconciliation process also included a review of the process destination tons and grade versus survey. The reconciliation results confirm that the mine model is performing reasonably well on a global basis but needs improvement in modeling both the Reusable Pad and Mill designated ore material. The shortfall in Reusable Pad is partially accounted for in higher production in the mill category. Improvements with sulfide material designation in the block model will improve this discrepancy. A minor proportion of this shortfall results from erratic distribution of blast hole grades for Mill and Reusable Pad material that require a


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minimum three by three pattern of nine adjacent blast holes to designate a mineable unit.

The Mill and Reusable Pad reconciliation is also affected by the following: 1) Some of the exploration holes drilled prior to January 1992 suffered from poor sampling techniques, particularly in areas of high clay; 2) Pit access limited the P-hole (development) drilling to areas with an open bench; 3) Ore grades are more erratic near the margins of the deposit which are currently being mined.

Adjustments made to the End-of-Year 2005 model consist of adding new development drilling, updating variography, and cut-off grades. The development drill program will concentrate in 2006 on areas of Inferred ore blocks and zones with weak reconciliation.

        TABLE 17-8 YEARLY RECONCILIATION OF TOTAL ORE (DEC05 MODEL) VS. SURVEY

----------------------------------------------------------------------------------------
       YEARLY RECONCILIATION OF TOTAL ORE, OCT04 MODEL VS. SURVEY (SURVEY/MODEL)
----------------------------------------------------------------------------------------
    TIME FRAME           VOLUME            ORE TONS         ORE GRADE       TOTAL OZ
------------------ ------------------- --------------- ---------------- ----------------
   2005 Mining:       91,000 Ktons           89%               105%           94%
----------------------------------------------------------------------------------------
      YEARLY RECONCILIATION BY DESTINATION, DEC05 MODEL VS. SURVEY (SURVEY/MODEL)
----------------------------------------------------------------------------------------
 TIME FRAME        DEST        TOTAL ORE         KTONS        OPT  Au         OUNCES
------------- -------------- -------------- -------------- -------------- --------------
       2005        RPAD           40%             77%           108%           84%
------------- -------------- -------------- -------------- -------------- --------------
                   DPAD           46%             92%           100%           96%
------------- -------------- -------------- -------------- -------------- --------------
                   MILL           14%            132%           112%          148%
------------- -------------- -------------- -------------- -------------- --------------
                   WASTE          NA             127%            NA            NA
------------- -------------- -------------- -------------- -------------- --------------



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17.8    RESERVE ESTIMATION

The December 31, 2005 Reserve Pit was designed using the Whittle 4X economic pit shell as a template. The reserve pit design is designated Pit U-1.15b. Catch benches and haul roads were included within the overall pit slope. The following additional criteria were used in the ultimate pit design: bench face angles of
63.43 degrees, (except in Paleozoic rock which is sloped to 36 degrees), haul roads 120 to 140 feet wide, a 50-foot catch bench at the top of the Placer alluvium (rock Type 52) above the Stebbins Hill Volcanics (Type 33), and catch bench which vary with slope angle.

Both the Whittle pit and the final pit design relied on geotechnical recommendations provided by Call & Nichols.

The design pit represents a pushback of the current mine pit that has operated at Round Mountain since 1977. The pushback was designed recognizing minimum mining width constraints resulting from the current configuration of the Round Mountain mine fleet.

A detailed LOM schedule that tracks ore by material type and process destination has been developed by the Round Mountain Technical Group for input into a Discounted Cash Flow (DCF) model.

The topographic model reflects the mining shape as of December 31, 2005.

17.9    RISKS AND OPPORTUNITIES

Estimation involves a degree of uncertainty. In the case of ore reserve estimates, these uncertainties can be classified as risks or opportunities. Some risks and opportunities cannot be controlled, such as gold price, fuel costs, etc.

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A major risk with any open pit of this size is high wall stability. However, to minimize risk due to high wall stability problems, the December 31, 2005 Reserve Pit has been designed, phased and scheduled with dual-ramp access to the pit bottom.

Opportunities include the potential for increasing reserves with continued drilling. Some portion of the inferred resource interior to the pit will be converted to reserves. Mineralization is known to extend to the northwest where high-grade intercepts have been encountered at depth. Additional drilling will be required to evaluate the underground potential of this area.






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18.0    OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to the Round Mountain mine.










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19.0      INTERPRETATION AND CONCLUSIONS

The Round Mountain deposit has operated continuously since 1977, producing over 10 million ounces of gold since commercial production began.

The resource and reserves estimates outlined in this documented are based on a geological and analytical database that is free of gross errors or omissions based on the verification work completed by the Round Mountain Technical Group.

The gold price assumptions used in completing the estimates herein are consistent with industry best practices and are considered to be conservative based on current market conditions.

The operating and capital cost estimate used to estimate the Proven and Probable reserves originate from the operating history of the Round Mountain mine.

Metallurgical recovery assumptions are also developed from the mine's operating history and are consistent with life of mine operating experience.

The design pit used to estimate Proven and Probable reserves is developed from a Whittle optimization of the resource model that assumed operating costs consistent with those used to estimate Proven and Probable reserves. The design pit was completed recognizing minimum mining width constraints for a pit layback based on the current mining fleet configuration in use at Round Mountain.

A detailed Life-of mine (LOM) schedule has been developed segregating Proven and Probable reserves by rock type and process stream destination. This LOM schedule has been imported into a Discounted Cash Flow analysis to confirm the proposed pit expansion is profitable.


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20.0    ADDITIONAL INFORMATION FOR OPERATING PROPERTIES

20.1    MINING

The Round Mountain Gold Mine currently operates as a conventional open pit that is approximately 8200 feet long in the north-west, south-east direction and 5000 feet wide (north-east to south-west). The mining is conducted on 35-foot benches by electric shovels and front-end loaders paired with 150, 190 and 240 ton capacity haul trucks. The bench face angle is designed at 63.43 degrees and safety benches are set a minimum distance of 18 feet and are calculated as the difference between the overall inter-ramp slope and the face angle. The overall inter-ramp wall and pit slopes are based upon recommendations supplied by Call & Nicholas, Inc (CNI). CNI updates these recommendations quarterly based on changes in slope conditions. The current pit slope recommendations can be referenced in the May 98 CNI report `Slope Design Guidelines for the Round Mountain Mine' and more recent addenda. Haul roads have been designed for a maximum grade between 10 and 11%. All road widths are designed at 100 to 140 feet for two-lane traffic.

Major and support equipment for the mine includes:

|X|     12 Caterpillar 785, 150 haulage trucks

|X|     14 Caterpillar 789, 190 ton haulage trucks

|X|     12 Caterpillar 793, 240 ton haulage trucks

|X|     3 P& H 2300 XPA 28-cu-yd shovels

|X|     1 Caterpillar 5230 shovel

|X|     1 Komatsu WA1200 26 cu-yd loader


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|X|     2 Caterpillar 992G loaders

|X|     2 Caterpillar 992 C

|X|     1 Caterpillar 992 D loader

|X|     2 Ingersoll-Rand DM50 ELP blasthole drills

|X|     2 DM-50-E rotary blasthole drills

|X|     1 Ingersoll-Rand DML rotary blasthole drill

|X|     3 Caterpillar D10R dozers

|X|     1 Caterpillar D10N tracked dozer

|X|     2 Caterpillar D11R crawler dozers

|X|     3 Caterpillar 16G graders

|X|     1 Caterpillar 16H grader

|X|     1 Caterpillar 245 excavator

|X|     1 Caterpillar 690 D rubber tire dozer

|X|     2 Caterpillar 834 B rubber tire dozers

|X|     2 Caterpillar 854 G rubber tire dozers

|X|     1 Caterpillar 631E scraper

|X|     1 Caterpillar 777B water truck

|X|     1 Caterpillar 631 E water truck

|X|     2 Caterpillar 785 B water trucks

|X|     1 Caterpillar 777 B lowboy

|X|     1 air track drill


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Blasthole patterns are drilled on centers that range from 14 to 30 feet.
Blasthole samples are collected and assayed to provide control for ore segregation. Based upon these assays, blasted pit ore is determined to be Run-of-Mine Dedicated Pad ore (= 0.006 opt Au oxide), crushed Reusable Pad ore (= 0.018 opt Au), or waste (<0.006 and <0.015 opt Au, oxide and sulfide respectively). Sulfide material greater than or equal to 0.015 opt Au is shipped directly to the Mill or Mill Stockpile. Run-of-Mine ore is delivered to the dedicated pad. Reusable Pad ore is crushed and placed on reusable leach pads. Waste is delivered directly to the waste dumps. Placer material (>0.006 opt Au) encountered during normal waste stripping operations is sent to the Dedicated Pad. High-grade, coarse gold-bearing ore is handled in one of three ways: 1) leached on the Reusable Pad and offloaded to the Mill; 2) sent directly to the Gravity Plant with tails reporting to the Mill; or 3) sent directly to the Mill or Mill Stockpile. Gold particle size distribution and oxidation state of high-grade ore determines the processing method.

The planned average production rate (total tons moved) for 2006 is 265,000 tons per day. Of this 123,000 tons per day are ore production. The Round Mountain Gold Mine forecast for 2006 uses only Proven and Probable reserves. The forecast for Mill tons to be mined in 2006 will be 3,687 million tons containing 140,106 ounces. Dedicated Pad feed mined from the pit will be 14.48 million tons containing 171,000 ounces. Dedicated Pad feed mined from the Rpad and dump material will be 19.713 million tons containing 219,186 ounces. Mined production for the Reusable Pad in 2006 will be 6.76 millions tons containing 240,842 ounces.

Total personnel directly employed by Round Mountain Gold Corporation to operate the Round Mountain Gold Mine currently stands at 636 employees.


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20.2    RECOVERABILITY

The recoveries used for pit optimization are based upon metallurgical test data collected throughout the mine life. The following tables provide the recoveries by rock type and processing method used in the pit optimization. Operational experience indicates that the recoveries adopted for leach pad production are overly conservative and a time-dependant recovery model was developed in 2005 for use in life-of-mine planning. This recovery model is summarized in Appendix 2.

Table 22-1 summarizes the planned metallurgical recoveries by material type and process option

                  TABLE 22-1 - SUMMARY OF METALLURGICAL RECOVERY RATES

--------------------------------------------------- -----------------------------------
                     MATERIAL                                   GOLD RECOVERY
--------------------------------------------------- -----------------------------------
Dedicated Pad
--------------------------------------------------- -----------------------------------
Placer and Type 33 oxide                                                          50%
Type 33 sulfide                                                                   16%
Type 1 oxide                                                                      55%
Type 1 sulphide                                                                   19%
Types 9,2,3,4,and 8 oxide                                                         47%
Types 9,2,3,4,and 8 sulfide                                                       16%
--------------------------------------------------- -----------------------------------

--------------------------------------------------- -----------------------------------
REUSABLE PAD
--------------------------------------------------- -----------------------------------
Type 1 oxide                                                                      85%
Types 9,2,3 and 4 oxide                                                           81%
--------------------------------------------------- -----------------------------------

--------------------------------------------------- -----------------------------------
MILL
--------------------------------------------------- -----------------------------------
All Rock types (non oxide (0.018 to 0.040 opt Au)       Fixed tail at 0.006 opt Au
All Rock types non oxide (> 0.040 opt Au)                                         85%
--------------------------------------------------- -----------------------------------


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20.3    TAXES

The Round Mountain Gold Mine is subject to the Nevada State and United States Federal Employment taxes, Business License tax, Net Proceeds of Minerals Tax and Properties Sales and Use tax. Each participant of the Smoky Valley Common Operation is responsible for reporting its proportionate share of revenues, expenses, gains or losses and tax credits in its tax return and for paying required income taxes.

20.4    ECONOMIC ANALYSIS

Cash flows for the Round Mountain Gold Mine are calculated based upon the current Life-of-Mine plan using only Proven and Probable reserves. The cash flow is positive at revenues of $400 per ounce gold, indicating that the reserves can be mined at a profit.

Kinross and Round Mountain Gold Corporation regards the details of the economic and sensitivity analysis as privileged and confidential. Kinross and Round Mountain Gold Corporation believe that the economic model and sensitivities are complete and reasonable. The economic models have been evaluated and reviewed by the owner companies and meet industry standards.


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21.0    REFERENCES

Boden, David R., 1986, Eruptive History and Structural Development of the Toquima Caldera Complex, Central NV, GSA Bull. V 97, p. 61-74.

Boden, David R., 1992, Geologic Map of the Toquima Caldera Complex, Central Nevada, Nevada Bureau of Mines and Geology, Map 98, scale 1:48,000.

Call & Nicholas Inc., 1998, Slope Design Guidelines for the Round Mountain Mine.

Henry, Christopher D., Elson, Hallet B., McIntosh, William C., Heizler, Matthew T, and Castor, Stephen B., 1997, Brief Duration of Hydrothermal Activity at Round Mountain, Nevada, Determined from (40)Ar/(39)Ar Geochronology, Economic Geology, V. 92, pp 807-826.

Henry, C.D., Castor, S.B., and Elson, H.B., 1996, Geology and (40)Ar/(39)Ar geochronology of volcanism and mineralization at Round Mountain, NV, in Coyner, A.R., and Fahey, P.L., eds, Geology and Ore Deposits of the American Cordillera:
Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1995, p. 283-307.

Sander, Mark V., 1988, Epithermal Gold-Silver Mineralization, Wall-Rock Alteration, and Geochemical Evolution of Hydrothermal Fluids in the Ash-Flow Tuff at Round Mountain, Nevada.. Unpublished Ph.D Dissertation, Stanford University, 283 p.

Seedorf, Eric, 1991, Magmatism, Extension, and Ore Deposits of Eocene to Holocene Age in the Great Basin - Mutual Effects and Preliminary Proposed Genetic Relationships, in Raines, G.L. Lisle, R.E., Schafer, R.W., Wilkinson, W.H., eds, Geology and Ore Deposits of the Great Basin, Geological Society of Nevada Symposium Proceedings, Reno, April 1990, p. 133-178.

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Shawe, D. R., 1999, Geologic Map of the Manhattan Quadrangle, Nye County,
Nevada:

U.S.G.S. Quadrangle Map GQ-1775.

Stewart, J. H., Moore, W. J., and Zietz, I., 1977, East-West Patterns of Cenozoic Igneous Rocks, Aeromagnetic Anomalies, and Mineral Deposits, Nevada and Utah, GSA Bull. V 88, p 67-77.

Tingley, J. V. and Berger, B. R., 1985, Lode Gold Deposits of Round Mountain, Nevada, Nevada Bureau of Mines and Geology Bulletin 100, 62 p.

Water Management Consultants Inc., 2002, Round Mountain Gold Model Update and Dewatering Status Report.




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